                                                Filed Pursuant to Rule 424(b)(3)
                                                Reg. No. 333-40075

                      SUPPLEMENT NO. 1 DATED JUNE 4, 1998
        TO PROSPECTUS DATED MAY 13, 1998 RELATING TO 4,358,253 SHARES

  On May 28, 1998, PLATINUM technology, inc. (the "Company") acquired all of the outstanding shares of capital stock (the "Logic Shares") of Logic Works, Inc. ("Logic Works"), and Logic Works became a wholly-owned subsidiary of the Company and part of the Company's application lifecycle solutions group. Logic Works is a leading provider of modeling and design solutions, covering client/server database design, data warehousing and business process reengineering. Logic Works' tools are adaptable to a wide variety of leading technologies, providing an open and easy-to-use solution. Pursuant to the terms of an Agreement and Plan of Merger, the Company exchanged 7,466,981 shares of the Company's common stock, par value $.001 per share (the "Common Stock"), which had a market value, based upon the closing price of the Common Stock on the Nasdaq National Market of approximately $198,342,000 on the date the acquisition was consummated, for all of the Logic Shares. In addition, the Company assumed stock options which were converted into options to purchase up to 1,159,591 shares of Common Stock. This acquisition was accounted for using the pooling-of-interests method of accounting. The Company has incurred, and expects to continue to incur, significant costs in connection with this acquisition, including investment banking, and other professional fees, employees' severance and various other expenses. Such expenses will be recorded as merger costs in the second quarter of 1998.

                                               Filing Pursuant to Rule 424(b)(5)
                                               Registration Number 333-40075

PROSPECTUS

                               4,358,253 SHARES

                                     LOGO

                                 COMMON STOCK

  The 4,358,253 shares of common stock, par value $.001 per share (the "Common Stock"), covered by this Prospectus may be offered and issued from time to time by PLATINUM technology, inc. (the "Company") in connection with acquisitions of other businesses, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise under Rule 415. This Prospectus may also be used, with the Company's prior consent, by persons who have received or will receive shares of Common Stock in connection with acquisitions and who wish to offer and sell such shares under circumstances requiring or making desirable its use. See "Securities Covered by this Prospectus" and see the inside back cover page hereof for the identity of such persons, if any.

  The Common Stock is traded on the Nasdaq National Market under the symbol "PLAT". On May 12, 1998, the closing sale price of the Common Stock, as reported by the Nasdaq National Market was $25 15/16 per share. See "Price Range of Common Stock."

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                               ----------------

                 The date of this Prospectus is May 13, 1998.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
      Available Information...............................................   2
      Prospectus Summary..................................................   3
      Risk Factors........................................................   7
      Securities Covered by this Prospectus...............................  12
      Price Range of Common Stock.........................................  13
      Dividend Policy.....................................................  13
      Selected Consolidated Financial Data................................  14
      Management's Discussion and Analysis of Financial Condition and
       Results of Operations..............................................  15
      Business............................................................  27
      Management..........................................................  36
      Certain Transactions................................................  42
      Security Ownership of Management and Principal Stockholders.........  43
      Description of Capital Stock........................................  45
      Experts.............................................................  48
      Index to Financial Statements and Financial Statement Schedules..... F-1

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. In addition, material filed by the Company can be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such document being qualified by and subject to such reference in all respects.

  DB2 and MVS are trademarks, and IBM is a registered trademark, of International Business Machines Corporation. This Prospectus also includes product names and other trade names and trademarks of the Company and its subsidiaries and of other companies.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context suggests otherwise, references in this Prospectus to "PLATINUM" or the "Company" mean PLATINUM technology, inc. and its subsidiaries.

                                  THE COMPANY

  The Company develops, markets and supports software products, and provides related professional services, that help organizations manage and improve their information technology ("IT") infrastructures, which consist of data, systems and application. The Company's products and services help IT departments, primarily in large and data intensive organizations, minimize risk and improve service levels and leverage information to make better business decisions. The Company's products typically perform fundamental functions, such as automating operations, maintaining the operating efficiency of systems and applications, and ensuring data access and integrity. The Company currently develops software products through its four business units: database management, systems management, application infrastructure management and data warehousing and decision support. Addressing businesses' increasing demand for simplified vendor relationships and complete solutions to IT problems, the Company's goal is to become the leading provider of IT infrastructure management solutions by offering a comprehensive set of "best in class" point products, product bundles and integrated product suites. The Company also offers a wide array of professional services, including consulting, systems integration and educational programs, both in conjunction with and independent of software product sales.

  To achieve its goal, the Company identified key technologies and skill sets required to better manage the IT infrastructure. Through a combination of an aggressive acquisition program and vigorous internal product development efforts, the Company assembled the competencies to create complete infrastructure management solutions. Devoting substantial resources to integrating its products and technologies, the Company is now leveraging the breadth of its product lines and its professional services capabilities to provide complete, customized solutions for IT infrastructure problems. These solutions include single products; product suites, which are sets of integrated products drawn together from multiple business units of the Company; and product bundles, which are sets of software applications that are packaged together but do not necessarily have the level of integration that defines a suite; as well as design and implementation services provided by the Company's professional services staff. These solutions also include ongoing product upgrades, maintenance and support, sometimes pursuant to multi-year contracts. Evidencing the increasing demand from the Company's customers for comprehensive solutions, the Company completed 102 transactions of over $1 million during 1997, as compared to 55 such transactions during 1996 and only two such transactions during 1995. Each of these large transactions included licenses for software product bundles or suites, along with future upgrades and maintenance; software consulting services; or both product licenses and related consulting services.

  The Company is focusing on the development of products and services that offer its customers maximum flexibility and functionality. The Company's products are designed to permit a customer to either purchase prepackaged integrated suites or to choose individual products and later add other products as needed. The cornerstone of the Company's integration efforts is POEMS (PLATINUM Open Enterprise Management Services), an internally developed set of shared components that give the Company's products a common look and feel, common installation and distribution, and common communication, data and events handling. POEMS integration is built into individual products so that, as customers purchase additional PLATINUM products, the newly acquired and previously installed products can begin working together immediately. In February 1998, the Company released for general availability its ProVision suite of integrated systems and database management tools, which is the Company's most significant POEMS-enabled integrated offering of products to date. ProVision initially includes nine tools within the following key IT management disciplines: job management, performance management and analysis, software distribution, problem resolution, security, database utilities and database administration.

  The Company is also creating solutions for the needs of specific industries, as well as general business needs. For example, during 1996, the Company released PLATINUM RiskAdvisor, a data warehouse decision support application developed specifically for the insurance industry. The Company also is enabling its products and suites for application with intranets, the internet and the web and offers a broad set of solutions for the Year 2000 problem. Additionally, in late 1996, the Company formed specialty consulting practice groups within its professional services business unit, including groups dedicated to Year 2000 solutions and internet/intranet technologies.

  The Company was incorporated in Delaware in 1987, and its executive offices are located at 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181. Its telephone number at that address is (630) 620-5000, and its Web site is located at http://www.platinum.com.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The summary consolidated financial data set forth below has been derived from the historical financial statements of the Company. The summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes thereto included elsewhere herein.

                                              YEARS ENDED DECEMBER 31,
                          --------------------------------------------------------------
                            1997        1996(1)       1995(1)      1994(1)      1993(1)
                          ---------     --------     ---------     --------     --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........  $ 623,503     $468,065     $ 326,411     $243,607     $190,623
Operating income
 (loss).................   (115,792)(2)  (79,404)(3)  (127,377)(4)     (517)(5)    3,062(6)
Net income (loss).......   (117,784)(2)  (64,922)(3)  (111,567)(4)   (1,562)(5)      126(6)
Net income (loss) per
 share..................  $   (1.90)(2) $  (1.14)(3) $   (2.50)(4) $  (0.04)(5) $     --(6)
Shares used in per share
 calculation............     62,042       56,968        44,671       41,294       39,375
                                                AS OF DECEMBER 31,
                          --------------------------------------------------------------
                            1997        1996(1)       1995(1)      1994(1)      1993(1)
                          ---------     --------     ---------     --------     --------
                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents
 and investments........   $261,288     $185,673      $136,737     $126,215     $ 71,148
Working capital.........    288,349      217,157       127,990       90,500       43,672
Total assets............    834,177      618,572       452,267      273,333      176,064
Long-term obligations
 and acquisition-related
 payables, less current
 portion................    285,144      118,305        11,389        9,080        3,465
Total stockholders'
 equity.................  $ 243,560     $295,760     $ 290,213     $160,126     $ 93,350

--------
(1) The selected consolidated financial data give retroactive effect to the Company's acquisitions of Australian Technology Resources Pty Limited ("ATR") as of January 31, 1997 and I&S Informationstechnik and Services GmbH ("I&S") as of February 28, 1997, each of which has been accounted for as a pooling of interests for financial reporting purposes. As a result, the financial position and results of operations are presented as if the combining companies had been consolidated for all periods presented.
(2) Reflects a pre-tax charge for acquired in-process technology of $67,904,000 relating to the Company's acquisitions of GEJAC, Inc. ("GEJAC") and ProMetrics Group Limited ("ProMetrics"), the purchase of certain product technologies and other intangible assets from Intel Corporation ("Intel") and the purchase of certain other product technologies. Also reflects a pre-tax charge for merger costs of $8,927,000 relating to the Company's acquisitions of ATR, I&S and Vayda Consulting, Inc. ("Vayda") and a pre-tax charge of $57,319,000 for restructuring costs.
(3) Reflects a pre-tax charge for acquired in-process technology of $48,456,000 relating to the Company's acquisitions of Advanced Systems Technologies, Inc. ("AST"), Software Alternatives, Inc. (d/b/a System Software Alternatives) ("Software Alternatives"), Grateful Data, Inc. (d/b/a TransCentury Data Systems) ("Grateful Data") and VREAM, Inc. ("VREAM"); substantially all of the assets of the Access Manager business unit of the High Performance Systems division of International Computers Limited ("Access Manager"); and certain product technologies. Also reflects a pre-tax charge for merger costs of $5,782,000 relating primarily to the Company's acquisitions of Prodea Software Corporation ("Prodea"), Paradigm Systems Corporation ("Paradigm") and Axis Systems International, Inc. ("Axis").
(4) Reflects a pre-tax charge for acquired in-process technology of $88,493,000 relating primarily to the Company's acquisitions of Advanced Software Concepts, Inc. ("ASC"), SQL Software Corporation ("SQL"), RELTECH Group, Inc. ("Reltech"), Protellicess Software, Inc. ("Protellicess"), AIB Software Corporation ("AIB") and BMS Computer, Inc. ("BMS") and the net assets of ViaTech Development, Inc. ("ViaTech"), BrownStone Solutions, Inc. ("BrownStone") and ProtoSoft, Inc. ("ProtoSoft") and to certain product acquisitions. Also reflects a pre-tax charge for merger costs of $30,819,000 relating to the Company's acquisitions of Software Interfaces, Inc. ("SII"), Answer Systems, Inc. ("Answer"), Locus Computing Corporation ("Locus"), Altai, Inc. ("Altai"), Trinzic Corporation ("Trinzic") and Softool Corporation ("Softool").
(5) Reflects a pre-tax charge for acquired in-process technology of $24,594,000 relating primarily to the Company's acquisitions of Dimeric Development, Inc. ("Dimeric") and the net assets of Aston Brooke Software, Inc. ("Aston Brooke") and AutoSystems Corporation ("AutoSystems").
(6) Reflects a pre-tax charge for acquired in-process technology of $8,735,000 relating primarily to the Company's acquisition of Datura Corporation ("Datura") and pre-tax charge of $4,659,000 relating to Trinzic and Locus restructuring costs.

                              RECENT DEVELOPMENTS

  On March 14, 1998, the Company entered into an agreement and plan of merger, pursuant to which the Company has agreed to acquire Logic Works, Inc. ("Logic"), a leading provider of data modeling tools. Under the terms of this acquisition, Logic will become a wholly-owned subsidiary of the Company. The Company has agreed to exchange approximately 7,240,095 shares of Common Stock for all of the outstanding common shares of Logic and to assume stock options which will convert into options to purchase approximately 1,272,072 shares of Common Stock. This acquisition, which is expected to be consummated in the second quarter of 1998, is subject to the approval of the stockholders of Logic and customary legal and regulatory conditions. This acquisition is expected to be accounted for as a pooling of interests. Costs incurred in connection with this transaction will be expensed in the quarter in which the acquisition is consummated.

  On April 21, 1998, the Company acquired Mastering, Inc. ("Mastering"), a leading provider of information technology training, and Mastering became a wholly-owned subsidiary of the Company. Pursuant to the terms of the agreement and plan of merger, the Company exchanged 6,497,094 shares of Common Stock, which had a market value, based upon the closing price of the Common Stock on the Nasdaq National Market ("Market Value") of approximately $168,100,000 on the date the acquisition was consummated, for all of the outstanding shares of common stock of Mastering. In addition, the Company assumed stock options which were converted into options to purchase 2,193,219 shares of Common Stock.

  On May 12, 1998, the Company acquired Learmonth and Burchett Management Systems PLC ("LBMS"), a leading provider of process management solutions, and LBMS became a wholly-owned subsidiary of the Company. Pursuant to the terms of the agreement and plan of reorganization, the Company exchanged 2,775,897 shares of Common Stock, which had a Market Value, of approximately $71,900,000 on the date the acquisition was consummated, for all of the outstanding common shares of LBMS. In addition, the Company exchanged options to purchase 430,736 shares of Common Stock for outstanding LBMS options.

  The acquisitions of Mastering and LBMS are expected to be accounted for as poolings of interests. The Company has incurred, and expects to continue to incur, significant costs in connection with these acquisitions, including investment banking, and other professional fees, employees' severance and various other expenses. Such expenses will be recorded as merger costs in the second quarter of 1998.

  For the three months ended March 31, 1998, the Company's revenues were $158,261,000, an increase of 37% over revenues of $115,623,000 for the three months ended March 31, 1997. The Company's net income for the three months ended March 31, 1998 was $3,665,000, or $0.05 per diluted share, compared to a net loss of $25,269,000, or $0.41 per diluted share ($11,146,000, or $0.18 per diluted share, excluding charges for merger costs and acquired in-process technology), for the three months ended March 31, 1997.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This Registration Statement contains certain "forward-looking statements" (as defined in Section 27A of the Securities Act) that reflect the Company's expectations regarding its future growth, results of operations, performance and business prospects and opportunities. Words such as "anticipates," "believes," "plans," "expects," "estimates" and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying these statements. These statements reflect the Company's current beliefs and are based on information currently available to the Company. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors that could cause the Company's actual growth, results, performance and business prospects and opportunities to differ from those expressed in, or implied by, these statements. These risks, uncertainties and other factors include the Company's ability to develop and market existing and acquired products for the IT infrastructure market; the Company's ability to successfully integrate its acquired products, services and businesses and continue its acquisition strategy; risks relating to the Year 2000 challenge; the Company's ability to adjust to changes in technology, customer preferences, enhanced competition and new competitors in the IT infrastructure and professional services markets; currency exchange rate fluctuations, collection of receivables, compliance with foreign laws and other risks inherent in conducting international business; risks associated with conducting a consulting services business; general economic and business conditions, which may reduce or delay customers' purchases of the Company's products and services; charges and costs related to acquisitions; the Company's ability to protect its proprietary software rights from infringement or misappropriation, to maintain or enhance its relationships with relational database vendors, and to attract and retain key employees; and the other factors discussed under "Risk Factors" herein. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances or otherwise.

                                 RISK FACTORS

  Prospective purchasers of the shares of Common Stock offered hereby should consider carefully the specific factors set forth below as well as the other information contained in this Prospectus in evaluating an investment in the Common Stock.

NET LOSSES; ABILITY TO SATISFY DEBT OBLIGATIONS

  The Company experienced operating and net losses in 1995, 1996 and 1997. There can be no assurance that the Company will not incur operating and net losses in the future. The Company's future operating results will depend upon a number of business factors, including other factors discussed in these "Risk Factors," as well as general economic conditions. Furthermore, prior to a given year or other fiscal period, the Company hires sales and product development personnel and makes other decisions which will result in increased expenses in such year or other period, based upon anticipated revenues for such year or other period. Due to the seasonality and concentration of the Company's revenues at the end of fiscal periods, particularly the fourth quarter, the Company's lack of backlog and the Company's cost structure, the Company's operating results would be materially adversely affected if revenue targets are not met. See "--Seasonality and Variability of Quarterly Operating Results." No assurances can be given that any of the Company's revenue expectations will be fulfilled, and the Company's business, results of operations and financial condition will be materially adversely affected if these expectations are not fulfilled. If anticipated revenues and income are not achieved, the Company's ability to pay interest on, or ultimately pay the principal amount of, its indebtedness could become impaired. As of March 31, 1998, the Company had outstanding long-term obligations and acquisition-related payables of approximately $300.0 million, requiring the Company to make payments of principal and interest of approximately $35.0 million and $36.0 million in 1998 and 1999, respectively. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of its existing financing arrangements. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS AND MARKETS

  The Company expects that the market for IT software products will continue to be subject to frequent and rapid changes in technology and customer preferences. Substantially all of the Company's products have maintained their commercial viability for a significant period of time, as evidenced by the fact that the Company has discontinued very few of its products. However, the introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The timing of releases of new products and enhancements of existing products by the Company varies depending on customer demand and emerging technologies. The Company's growth and future financial performance will depend upon its ability to develop and introduce new products and enhancements of existing products that accommodate the latest technological advances and customer requirements. There can be no assurance that additional new products will be successfully developed or marketed by the Company, that any new products will achieve market acceptance, or that other software vendors will not develop and market products which are superior to the Company's products or that such products will not achieve greater market acceptance. Furthermore, customers may delay purchases in anticipation of technological changes. The Company's ability to develop and market software infrastructure products and other new products depends upon its ability to attract and retain qualified employees. Any failure by the Company to anticipate or respond adequately to the changes in technology and customer preferences, to develop and introduce new products in a timely fashion, or to attract and retain qualified employees, could materially adversely affect the Company's business, results of operations and financial condition.

RELIANCE ON AND RISKS OF ACQUISITION STRATEGY

  The Company expects to continue its strategy of identifying, acquiring and developing software infrastructure products, services and technologies through the acquisition of specific products and of businesses which have developed such products, services and technologies. The Company from time to time engages in, and is currently engaged in, discussions with potential acquisition candidates, including discussions relating to acquisitions that may be material in size and/or scope and which may involve issuances by the Company of a significant number of shares of its Common Stock.

  The Company believes that its future growth depends, in part, upon the success of this acquisition strategy. There can be no assurance that the Company will successfully identify, acquire on favorable terms or integrate such businesses, products, services or technologies. The Company may in the future face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions and may increase the costs of completing such acquisitions.

  Acquisitions involve a number of special risks and challenges, including the diversion of management's attention, assimilation of the operations and personnel of acquired companies, incorporation of acquired products into existing product lines, adverse short-term effects on reported operating results, amortization of acquired intangible assets, assumption of liabilities of acquired companies, possible loss of key employees and difficulty of presenting a unified corporate image. No assurance can be given that any potential acquisition by the Company will or will not occur, or that, if an acquisition does occur, it will not ultimately have a material adverse effect on the Company or that any such acquisition will succeed in enhancing the Company's business.

  The Company has historically issued its Common Stock as consideration for business acquisitions and expects to continue to do so in the future. There can be no assurances that such issuances will not be dilutive to the Company's stockholders. Additionally, the Company has recorded charges for acquired in-process technology and merger costs in connection with certain of its past acquisitions, which materially reduced operating and net income for the periods in which the acquisitions were recorded. The Company expects to continue to incur such charges in connection with future acquisitions, which could materially reduce operating and net income in the periods in which such acquisitions are consummated.

HIGHLY COMPETITIVE MARKETS

  The market for the Company's products is highly competitive. The Company expects to encounter enhanced competition and new competitors as it continues to penetrate the software infrastructure market, including competition from relational database vendors and systems software companies. Many of the Company's current and prospective competitors have significantly greater financial, technical and marketing resources than the Company. Competitive pressure could cause the Company's products to lose market acceptance or result in significant price erosion, with a material adverse effect upon the Company's results of operations.

  A variety of external and internal factors could adversely affect the Company's ability to compete in the software infrastructure market. Such factors include the following: relative functionality, integration, performance and reliability of the products offered by the Company and its competitors; the success and timing of new product development efforts; changes affecting the hardware, operating systems or database systems which the Company currently supports; the level of demonstrable economic benefits for users relative to cost; relative quality of customer support and user documentation; ease of installation; vendor reputation, experience and financial stability; and price.

  The Company also encounters competition from a broad range of firms in the market for professional services. Many of the Company's current and prospective competitors in the professional services market have significantly greater financial, technical and marketing resources than the Company. The competitive factors affecting the market for the Company's professional services include the following: breadth and quality of services offered, vendor reputation and the ability to retain qualified technical personnel.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  PLATINUM's success is heavily dependent upon its proprietary software technology. The Company relies on a combination of contractual rights, trademarks, trade secrets, patents and copyright laws to establish or protect its proprietary rights in its products. The Company's license agreements restrict a customer's use of the Company's software and prohibit disclosure to third persons. Notwithstanding those restrictions, it may be possible for unauthorized persons to obtain copies of the Company's software products. The Company registers its product names and other trademarks in the United States and certain foreign countries. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or independent third party development of functionally equivalent technologies. Although the Company does not believe that it is materially infringing on intellectual property rights of others, there can be no assurance that such claims will not be successfully asserted against the Company in the future or that any attempt to protect its technology will not be challenged.

DEPENDENCE ON DB2

  A significant portion of the Company's revenues will continue to be derived from products that enhance the performance and functionality of IBM's DB2 relational database management software, which operates on IBM and compatible mainframe computer systems running the MVS operating system. A decline or a perceived decline in IBM's commitment to DB2 or a decline in the market's acceptance and utilization of DB2 would have an adverse effect on the Company, and such adverse effect could be material. Also, if IBM were to enhance DB2 or its DB2 utilities so as to render the Company's products obsolete or unnecessary, or devote more resources to developing and marketing IBM's own DB2 tools and utilities, the Company's business could be materially adversely affected.

DEPENDENCE ON RELATIONSHIPS WITH RELATIONAL DATABASE VENDORS

  The Company believes that in order to address its markets, the Company must develop, maintain and enhance close associations with, and obtain access to the technical personnel of, leading relational database vendors. This may become increasingly difficult due to competition among such vendors. The Company has entered into alliances with, among others, Oracle Systems Corp., Sybase, Inc. and Informix Software, Inc. There can be no assurance that the Company will be able to maintain existing relationships or enter into new relationships with such vendors. The Company's failure to do so would have an adverse effect on its business, results of operations and financial condition, and such adverse effect could be material.

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

  The Company's revenues and results of operations will be subject to fluctuations based upon general economic conditions. If there were a general economic downturn or a recession in the United States or certain other markets, the Company believes that certain of its customers might reduce or delay their purchases of the Company's products or services, leading to a reduction in the Company's revenues. The factors that might influence current and prospective customers to reduce their IT budgets under these circumstances are beyond the Company's control. In the event of an economic downturn, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that growth in the markets for the Company's products and services will occur or that such growth will result in increased demand for the Company's products and services.

SEASONALITY AND VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company has experienced a seasonal pattern in its operating results, with the fourth quarter typically having the highest total revenues and operating income. Further, revenues for the Company's fourth quarters have historically been higher than those for the first quarters of the following years. Because operating expenses continued to increase in the first quarters of those years, the Company realized substantially lower operating margins and net income (excluding the effect of charges for acquired in-process technology and merger costs) for such quarters. The Company expects this pattern to continue for the foreseeable future. The Company believes the seasonality of its revenues results primarily from the budgeting cycles of its software product customers and the structure of the Company's sales commission and bonus programs.

  The Company operates with relatively little order backlog and substantially all of its software product revenues in each quarter result from sales made in that quarter. Consequently, if near term demand for the Company's products weakens or if sales do not close in any quarter as anticipated, the Company's results of operations for that quarter would be adversely, and perhaps materially, affected. In addition, the timing and amount of the Company's revenues are subject to a number of factors that make estimation of operating results prior to the end of a quarter extremely uncertain. Historically, a substantial majority of the Company's quarterly software products revenues has been recorded in the third month of any given quarter, with a concentration of such revenues in the last week of that third month, further increasing the difficulty of predicting operating results.

  The Company's operating results may vary significantly from quarter to quarter depending on other factors such as the size and timing of customer orders, price and other competitive conditions in the industry, the timing of new product announcements and releases by the Company and its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, the cancellation of licenses during the warranty period or nonrenewal of maintenance agreements, product life cycles, software bugs and other risks discussed herein. See "--Rapid Technological Change; Dependence on New Products and Markets" and "--Highly Competitive Markets."

RISKS OF INTERNATIONAL SALES

  The risks inherent in conducting international business generally include exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection and the burdens of complying with a wide variety of foreign laws. Approximately 32%, 30%, 29% and 30% of the Company's revenues in 1995, 1996, 1997 and the first quarter of 1998, respectively, were attributable to international sales. Exchange rate fluctuations can have a material adverse effect on the total level of foreign sales and the profitability of those sales. During the past several years, the Company has changed the primary means of international distribution of its products from a network of independent distributors to wholly-owned Company subsidiaries. The Company may encounter difficulties in integrating and managing these new overseas subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF CONSULTING SERVICES BUSINESS

  The Company is subject to the risks associated with a consulting services business, including dependence on its reputation with existing customers, volatility of workload and dependence on ability to attract and retain qualified technical personnel. Also, a substantial portion of the Company's consulting services revenue may be derived from the performance of services under fixed-price contracts. There can be no assurance that the Company can consistently perform in a profitable manner under these contracts, particularly in the field of software development, where cost overruns are commonplace.

SUBSTANTIAL LEVERAGE

  On December 16, 1997, the Company issued $150 million of convertible subordinated notes, which bear interest at 6.25% annually and mature on December 15, 2002. As a result of this additional indebtedness, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could materially and adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL

  Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified employees. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. As the business of the Company grows, it may become increasingly difficult for it to hire, train and assimilate the number of new employees required. In addition, it is possible that the business changes or uncertainty brought about by recent acquisitions may cause key employees to leave the Company, and certain key members of the management of acquired companies may not continue with the Company. Any difficulty in attracting and retaining key employees could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company's success to date has depended in large part on the skills and efforts of Andrew J. Filipowski, PLATINUM's President and Chief Executive Officer, and Paul L. Humenansky, the Company's Executive Vice President-- Product Development and Chief Operations Officer. The Company has not entered into non-competition agreements with Messrs. Filipowski or Humenansky or any of its other key personnel, nor does the Company have "key man" life insurance policies covering these individuals.

VOLATILITY OF THE COMPANY'S STOCK PRICE

  The price of the Common Stock has historically been volatile. The Company believes factors such as quarterly fluctuations in results of operations, announcements of new products and acquisitions by the Company or by its competitors, changes or anticipated changes in earnings estimates by analysts or others, changes in accounting treatments or principles and other factors may cause the market price of the Common Stock to fluctuate, perhaps substantially. The market price of the Common Stock may be affected by the Company's ability to meet or exceed analysts' or "street" expectations, and any failure to meet or exceed such expectations could have a material adverse effect on the market price of the Common Stock. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock in the future. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has often been instituted against such company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Price Range of Common Stock."

ANTITAKEOVER EFFECT OF RIGHTS AGREEMENT, CHARTER AND STATUTORY PROVISIONS

  The Company has entered into a rights agreement (the "Rights Agreement"), which provides that, in the event that 15% or more of the outstanding shares of its Common Stock are acquired by a person or group of persons, the holder of each outstanding share of Common Stock, other than such acquiring person(s), shall have the right to purchase from the Company additional shares of Common Stock having a market value equal to two times the exercise price of such right. In addition, the Company's Restated Certificate of Incorporation, as amended, provides that the Board of Directors of the Company (the "Board " or "Board of Directors") shall be classified with respect to the terms for which its members shall hold office by dividing the members into three classes. The Company is also subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon acquirers of 15% or more of the Company's Common Stock. The Rights Agreement and these other provisions may have the effect of delaying, deferring or preventing a change of control of the Company, even if such event would be beneficial to stockholders. See "Description of Capital Stock."

                     SECURITIES COVERED BY THIS PROSPECTUS

  The shares of Common Stock covered by this Prospectus are available for use in connection with future acquisitions of other businesses, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act or otherwise under Rule 415 (including upon exercise of warrants or options assumed in such transactions). Such acquisitions may be made directly by the Company or indirectly through a subsidiary, may relate to businesses or securities of businesses similar or dissimilar to the Company's current IT infrastructure software, consulting service or educational program businesses, and may be made in connection with the settlement of litigation or other disputes. The consideration offered by the Company in such acquisitions, in addition to the shares of Common Stock offered by this Prospectus, may include cash, debt or other securities (which may be convertible into shares of Common Stock covered by this Prospectus), or assumption by the Company of liabilities of the businesses, properties or securities being acquired or of their owners, or a combination thereof. It is contemplated that the terms of acquisitions will be determined by negotiations between the Company and the owners of the businesses, properties or securities to be acquired, with the Company taking into account such factors as the quality of management, the past and potential earning power, growth and appreciation of the businesses, properties or securities acquired, and other relevant factors, and it is anticipated that shares of Common Stock issued in acquisitions will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares.

  The Company may from time to time, in an effort to maintain an orderly market in the Common Stock, negotiate agreements with persons receiving Common Stock covered by this Prospectus that will limit the number of shares that may be sold by such persons at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act, including the requirements of Rule 144 or Rule 145(d) thereunder, and certain persons party to such agreements may not otherwise be subject to such Securities Act requirements. The Company anticipates that, in general, such negotiated agreements will be of limited duration and will permit the recipients of Common Stock issued in connection with acquisitions to sell up to a specified number of shares per business day or period of days.

  With the consent of the Company, this Prospectus may also be used by persons who have received or will receive from the Company Common Stock covered by this Prospectus and who may wish to sell such stock under circumstances requiring or making desirable its use. This Prospectus may also be used, with the Company's consent, by pledgees, donees, or assignees of such persons. The Company's consent to any such use may be conditioned upon such persons' agreeing not to offer more than a specified number of shares following supplements or amendments to this Prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers.

  The securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The securities may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; and (f) through the writing of options. At any time a particular offer of the securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the sellers and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the securities.

  Stockholders may also offer shares of Common Stock covered by this Prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the Securities Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

  This Prospectus may be supplemented or amended from time to time to reflect its use for resales by persons who have received shares of Common Stock for whom the Company has consented to the use of this Prospectus in connection with resales of such shares. See the inside back cover page of this Prospectus for the identity of any such persons.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "PLAT". The following table sets forth, for the quarters indicated, the range of high and low sales prices of the Common Stock on Nasdaq.

     FISCAL PERIOD                                               HIGH      LOW
     -------------                                             --------- -------
   1996
   Quarter ended March 31..................................... $18 3/4   $11 1/4
   Quarter ended June 30......................................  18 3/4    12 3/4
   Quarter ended September 30.................................  15 7/8     9 1/4
   Quarter ended December 31..................................  15 1/2    10 5/8
   1997
   Quarter ended March 31.....................................  17 7/8    10 7/8
   Quarter ended June 30......................................  14 13/16  10 1/2
   Quarter ended September 30.................................  25        12 5/8
   Quarter ended December 31..................................  30 13/16  20 1/8
   1998
   Quarter ended March 31.....................................   31 1/8   22 1/8
   Quarter beginning April 1 (through May 12, 1998) ..........   28 3/8   22 1/2

  On May 12, 1998, the last reported sales price of the Common Stock on Nasdaq was $25 15/16. As of May 5, 1998, there were approximately 1,052 record holders of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has not paid dividends on its Common Stock, and the Board of Directors intends to continue a policy of retaining earnings to finance its growth and for general corporate purposes. The Company does not anticipate paying any such dividends in the foreseeable future.

                   SELECTED CONSOLIDATED FINANCIAL DATA (1)

  The selected consolidated financial data set forth below has been derived from the historical financial statements of the Company. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere herein.

                                    YEARS ENDED DECEMBER 31,
                          -------------------------------------------------------------------
                            1997          1996(1)        1995(1)        1994(1)      1993(1)
                          ---------       --------       --------       --------     --------
                               (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........  $ 623,503       $468,065       $326,411       $243,607     $190,623
Operating income
 (loss).................   (115,792)(2)    (79,404)(3)   (127,377)(4)       (517)(5)    3,062(6)
Net income (loss).......   (117,784)(2)    (64,922)(3)   (111,567)(4)     (1,562)(5)      126(6)
Net income (loss) per
 share..................  $   (1.90)(2)   $  (1.14)(3)   $  (2.50)(4)   $  (0.04)(5) $     --(6)
Shares used in per share
 calculation............     62,042         56,968         44,671         41,294       39,375
Other operating data--
 ratio of
 earnings to fixed
 charges (7)............         --(2)(8)       --(3)(8)       --(4)(8)     7.49(5)     10.47(6)
                                                   AS OF DECEMBER 31,
                          -------------------------------------------------------------------
                            1997          1996(1)        1995(1)        1994(1)      1993(1)
                          ---------       --------       --------       --------     --------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents
 and investments.         $ 261,288       $185,673       $136,737       $126,215     $ 71,148
Working capital.........    288,349        217,157        127,990         90,500       43,672
Total assets............    834,177        618,572        452,267        273,333      176,064
Long-term obligations
 and acquisition-related
 payables, less current
 portion................    285,144        118,305         11,389          9,080        3,465
Total stockholders'
 equity.................  $ 243,560       $295,760       $290,213       $160,126     $ 93,350

--------
(1) The selected consolidated financial data give retroactive effect to the Company's acquisitions of ATR as of January 31, 1997 and I&S as of February 28, 1997, each of which has been accounted for as a pooling of interests for financial reporting purposes. As a result, the financial position and results of operations are presented as if the combining companies had been consolidated for all periods presented.
(2) Reflects a pre-tax charge for acquired in-process technology of $67,904,000 relating to the Company's acquisitions of GEJAC and ProMetrics, the purchase of certain product technologies and other intangible assets from Intel and the purchase of certain other product technologies. Also reflects a pre-tax charge for merger costs of $8,927,000 relating to the Company's acquisitions of ATR, I&S and Vayda and a pre-tax charge of $57,319,000 for restructuring costs.
(3) Reflects a pre-tax charge for acquired in-process technology of $48,456,000 relating to the Company's acquisitions of AST, Software Alternatives, Grateful Data and VREAM; substantially all of the assets of Access Manager; and certain product technologies. Also reflects a pre-tax charge for merger costs of $5,782,000 relating primarily to the Company's acquisitions of Prodea, Paradigm and Axis.
(4) Reflects a pre-tax charge for acquired in-process technology of $88,493,000 relating primarily to the Company's acquisitions of ASC, SQL, Reltech, Protellicess, AIB and BMS and the net assets of ViaTech, BrownStone and ProtoSoft and to certain product acquisitions. Also reflects a pre-tax charge for merger costs of $30,819,000 relating to the Company's acquisitions of SII, Answer, Locus, Altai, Trinzic and Softool.
(5) Reflects a pre-tax charge for acquired in-process technology of $24,594,000 relating primarily to the Company's acquisitions of Dimeric and the net assets of Aston Brooke and AutoSystems.
(6) Reflects a pre-tax charge for acquired in-process technology of $8,735,000 relating primarily to the Company's acquisition of Datura and a pre-tax charge of $4,659,000 relating to Trinzic and Locus restructuring costs.
(7) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of rental expense which represents interest).
(8) Earnings available for fixed charges of $(89,933,000), $(72,342,000) and $(122,465,000) were inadequate to cover fixed charges of $9,130,000, $1,825,000 and $782,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The discussion and analysis below contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act) that are based on the beliefs of the management of the Company, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual growth, results, performance and business prospects and opportunities in 1998 and beyond could differ materially from those expressed in, or implied by, such forward-looking statements. See "Prospectus Summary--Special Note Regarding Forward-Looking Statements" on page 6 for a discussion of risks, uncertainties and other factors that could cause or contribute to such material differences.

GENERAL

  The Company develops, markets and supports software products, and provides related professional services, that help organizations manage and improve their IT infrastructures, which consist of data, systems and applications. The Company's products and services help IT infrastructure departments, primarily in large and data-intensive organizations, minimize risk, improve service levels and leverage information to make better business decisions. As an integral part of the Company's growth strategy, it has consummated a number of significant business combinations, including acquisitions of SII, Answer, Locus, Altai, Trinzic, Softool, Prodea, Paradigm, Axis, ATR and I&S, each of which has been accounted for using the pooling-of-interests method. As a result, the Company's consolidated financial statements are presented as if the Company and such acquired companies had been consolidated for all periods presented. Information regarding the Company in this Management's Discussion and Analysis of Financial Condition and Results of Operations gives retroactive effect to these acquisitions. In addition, the Company has consummated a number of acquisitions accounted for as purchases, in which cases the acquired businesses have been included in the Company's results of operations beginning with the effective dates of the acquisitions.

RESULTS OF OPERATIONS

  The table below sets forth for the periods indicated: (1) line items from the Company's consolidated statements of operations expressed as a percentage of revenues, and (2) the percentage changes in these line items from the prior period.

                                          PERCENTAGE OF          YEAR-TO-YEAR
                                          TOTAL REVENUES       PERCENTAGE CHANGE
                                          ------------------   -----------------
                                           YEARS ENDED
                                           DECEMBER 31,          1997     1996
                                          ------------------   COMPARED COMPARED
                                          1997   1996   1995   TO 1996  TO 1995
                                          ----   ----   ----   -------- --------
Statement of Operations Data:
  Revenues:
    Software products....................  57%    52%    49%      46%      54%
    Maintenance..........................  20     22     23       22       34
    Professional services................  23     26     28       16       33
                                          ---    ---    ---
      Total revenues..................... 100    100    100       33       43
                                          ---    ---    ---
  Costs and expenses:
    Professional services................  20     25     28       10       26
    Product development and support......  30     33     29       21       65
    Sales and marketing..................  37     39     35       25       60
    General and administrative...........  10      9     11       58       15
    Restructuring charges................   9    --     --         *      --
    Merger costs.........................   2      1      9       54      (81)
    Acquired in-process technology.......  11     10     27       40      (45)
                                          ---    ---    ---
      Total costs and expenses........... 119    117    139       35       21
                                          ---    ---    ---
  Operating loss......................... (19)   (17)   (39)       *        *
  Other income, net......................   3      1      1      219       27
                                          ---    ---    ---
  Loss before income taxes............... (16)   (16)   (38)       *        *
  Income taxes...........................   3     (2)    (4)       *        *
                                          ---    ---    ---
  Net loss............................... (19)%  (14)%  (34)%      *%       *%
                                          ===    ===    ===

--------
  *Not meaningful.

 REVENUES

  The Company's revenues are derived from three sources: (1) license and upgrade fees for licensing the Company's proprietary and other parties' software products and providing additional processing capacity on already-licensed products, (2) maintenance fees for maintaining, supporting and providing updates and enhancements to software products, and (3) revenues from the Company's professional services business. Total revenues for 1997 were $623,503,000, an increase of $155,438,000, or 33%, over 1996 total revenues of
$468,065,000. Total revenues in 1996 increased $141,654,000, or 43%, over 1995 revenues of $326,411,000.

  The Company has a diversified customer base, with no single customer representing greater than 10% of its total revenues generated in 1997, 1996 or 1995. The Company estimates that sales to repeat customers represented over 90% of its revenues generated in 1997.

  Revenues from domestic (U.S.) customers represented 71%, 70% and 68% of the Company's total revenues in 1997, 1996 and 1995, respectively. Domestic revenues are generated primarily by the Company's direct sales force (which visits customer sites to assist with trials, demonstrate product features and close sales transactions) and inside sales force (which predominantly supports the direct sales force by developing sales leads and arranging product evaluations), as well as a telemarketing organization. Since January 1, 1997, the Company has organized its domestic direct sales force by regions throughout the United States. The Company formerly combined the domestic and Canadian sales forces to represent the North American sales force. The Canadian sales team is now part of the Company's international sales force.

  Revenues from international customers, principally in Western Europe, represented 29%, 30% and 32% of the Company's total revenues in 1997, 1996 and 1995, respectively. The Company generates the majority of its international revenues through a network of wholly-owned subsidiaries, primarily utilizing a direct sales force. Over the past two years, the Company has invested significantly in the global marketplace, increasing its focus on international sales efforts and expanding its international operations.

  The table below sets forth, for the periods indicated, the Company's primary sources of revenues expressed as a percentage of total revenues.

                                             PERCENTAGE OF TOTAL REVENUES
                                             ---------------------------------
                                               YEARS ENDED DECEMBER 31,
                                             ---------------------------------
                                               1997        1996        1995
                                             ---------   ---------   ---------
Revenues:
 Software products:
  Licenses..................................        41%         39%         46%
  Upgrades..................................        16          13           3
                                             ---------   ---------   ---------
    Total software products.................        57          52          49
                                             ---------   ---------   ---------
 Maintenance................................        20          22          23
 Professional services......................        23          26          28
                                             ---------   ---------   ---------
    Total revenues..........................       100%        100%        100%
                                             =========   =========   =========

  Software Products. Software products revenues represented 57%, 52% and 49% of total revenues in 1997, 1996 and 1995, respectively. In 1997, software products revenues increased 46% to $357,223,000 from $243,938,000 in 1996, as a result of increases of 48%, 56%, 25% and 48%, respectively, experienced by the Company's database management, systems management, application infrastructure management, and data warehousing and decision support business units. From 1995 to 1996, software product revenues increased 54% from $158,597,000. The Company believes the growth in software products revenues over the past three years has resulted from the continued marketplace acceptance of the Company's products across all business units and the Company's aggressive expansion of its sales and marketing efforts. The Company has continuously increased its product offerings over the past three years, in part through the acquisitions of businesses and technologies, which also contributed to the growth in software products revenues. The substantial majority of the increases in software products revenues in 1997 and 1996 resulted from increases in the volume of sales of existing products. A smaller, but still significant, portion of the increases related to sales of newly introduced products, while only a small percentage was attributable to price increases. During 1996 and 1997, the Company expanded its customer base, increased sales of product bundles and integrated product suites, and executed increasingly larger sales transactions. Additionally, TransCentury, the Company's Year 2000 product suite, which was first introduced in the third quarter of 1996, contributed significantly to the growth in revenues of the data warehousing and decision support business unit during 1997. The Company's database management (principally products relating to IBM's DB2 relational database management software), systems management, application infrastructure management and data warehousing and decision support business units represented 40%, 30%, 10% and 20%, respectively, of total software products revenues in 1997; 40%, 29%, 11% and 20%, respectively, of total software products revenues in 1996; and 38%, 29%, 11% and 22%, respectively, of total software products revenues in 1995.

  Maintenance. Maintenance revenues in 1997 increased 22% over 1996 to $125,245,000, and 1996 maintenance revenues of $102,364,000 represented an increase of 34% over 1995 maintenance revenues of $76,498,000. Maintenance revenues are derived from recurring fees charged to perpetual license customers and the implicit first-year maintenance fees bundled in certain software product sales. The Company provides maintenance customers with technical support and product enhancements. Maintenance revenues are deferred and recognized ratably over the term of the agreement. The increases during 1997 and 1996 were primarily attributable to the expansion of the Company's installed customer base, from which maintenance fees are derived. Because maintenance fees are implicit in certain new software product licenses, the increase in software licensing transactions also contributed to the increase in maintenance revenues. In 1997, the Company's database management, systems management, application infrastructure management, and data warehousing and decision support business units represented 45%, 23%, 13% and 19%, respectively, of total maintenance revenues.

  Professional Services. Professional services revenues are associated with the Company's consulting services business and educational programs. In 1997, professional services revenues increased 16% over 1996 to $141,035,000 from $121,763,000 in 1996. From 1995 to 1996, professional services revenues increased 33% from $91,316,000. The growth in professional services revenues during 1997 was primarily attributable to an increase in billable consultants, as well as a higher ratio of billable hours to total hours worked. To a much lesser extent, increases in rates charged per billable hour contributed to this growth. Additionally, the revenues generated by the Company's new specialty consulting services practices, established near the end of 1996, contributed to the increase in professional services revenues during 1997. The increase in professional services revenues during 1996 was primarily due to the addition of established consulting practices through various acquisitions, as well as the growth experienced within these acquired businesses.

 COSTS AND EXPENSES

  Total expenses for 1997 were $739,295,000, an increase of 35% over 1996 expenses of $547,469,000, which represented an increase of 21% over 1995 expenses of $453,788,000. Total expenses increased in 1997 due to greater variable expenses related to higher revenue results, as well as increased costs, including training and system-support expenses, associated with the integration of recently acquired companies. Additionally, a restructuring charge recorded in the second quarter of 1997 (as discussed below under "-- Restructuring Charges") contributed to the increase in total expenses. Excluding restructuring charges, merger costs, acquired in-process technology charges and the integration-related charges in 1997 discussed under "--General and Administrative" below, total expenses for 1997 were $591,632,000 an increase of $98,401,000, or 20%, compared to $493,231,000 for 1996. Total expenses, excluding merger costs and acquired in-process technology charges, increased 47% in 1996 as compared to $334,476,000 in 1995. Total expenses, excluding restructuring charges (in 1997 only), merger costs, acquired in-process technology charges and the integration-related charges, represented 95%, 105% and 102% of total revenues for 1997, 1996 and 1995, respectively. As a percentage of total revenues, total expenses, excluding restructuring charges, merger costs, acquired in-process technology charges and the integration-related charges, decreased in 1997, as compared to 1996, primarily due to overall cost containment efforts and the savings realized from the restructuring plan.

  During 1996 and 1995, the Company incurred significant costs in supporting its development laboratories and in building the infrastructure to support the significantly larger combined company that resulted from the Company's acquisitions in those years. These costs were primarily associated with the expansion of the inside and outside sales forces, hiring of product developers and support technicians plus key management personnel, training all personnel in IT infrastructure systems issues and new products, providing additional financial and technical support to the international subsidiaries established in those years, translating product materials into numerous foreign languages, and augmenting internal support systems. Greater commission and bonus expenses associated with the increase in revenues during 1996, as compared to 1995, also contributed to the increase in total expenses in 1996.

  Professional Services. Costs of professional services increased to $127,499,000 in 1997, from $116,133,000 in 1996 and $92,374,000 in 1995. The increases in these expenses during 1997 and 1996 were related to salaries and other direct employment expenses resulting from the Company's continued hiring to support this business, as well as the costs incurred to integrate the numerous consulting practices acquired over the past three years. Greater commission and bonus expenses associated with higher professional services revenues in each year also contributed to the increases. Costs of professional services represented 90%, 95% and 101% of professional services revenues in 1997, 1996 and 1995, respectively. During 1997, as part of the Company's overall restructuring plan, the Company realigned its professional services business through the consolidation of redundant functions. The savings realized from the restructuring plan, as well as the increased productivity of the consulting staff, contributed to the decrease in professional services expenses as a percentage of professional services revenues in 1997.

  Product Development and Support. Product development and support expenses increased to $187,383,000 in 1997, from $155,277,000 in 1996 and $94,027,000 in 1995. The increases in these expenses in 1997 and 1996 were primarily attributable to an increase in the number of product development and support personnel, from approximately 1,215 at December 31, 1995 to approximately 1,400 at December 31, 1996 and approximately 1,625 at December 31, 1997, and to other higher employee-related expenses associated with expanded product offerings in each year, as well as continued product integration and internationalization efforts in 1997 and, to a lesser extent, 1996; increased allocated charges for office space and overhead; an increase in information technology costs to support the expanded development efforts and product offerings; higher bonuses and royalty expenses related to greater revenues; and higher travel expenses in 1997 and 1996 associated with the Company's product integration efforts and expanded product offerings. Product development and support expenses represented 30%, 33% and 29%, of total revenues in 1997, 1996 and 1995, respectively. During 1997, the Company began consolidating certain product development and support efforts to coincide with its product integration focus. As a result of these consolidation efforts, the Company reduced product development and support expenses as a percentage of total revenues during 1997.

  In 1997, 1996 and 1995, the Company capitalized $41,143,000, $27,246,000 and
$13,591,000, respectively, of internal software development costs, net of related amortization expense, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Product development and support expenses plus capitalized internal software development costs, net of related amortization expense, were $228,526,000 in 1997, $182,523,000 in 1996 and $107,618,000 in 1995, which amounted to 47%, 53% and 46%, respectively, of software product and maintenance revenues for these years.

  Sales and Marketing. Sales and marketing expenses increased to $228,387,000 in 1997, from $182,597,000 in 1996 and $113,978,000 in 1995. The increase in sales and marketing expenses during 1997 was primarily attributable to the significant expansion of the domestic and international outside sales force and higher commission expenses relating to the increase in software products revenues. During 1996, as compared to 1995, the Company incurred higher commission expenses associated with the increase in software products revenues and greater marketing costs associated with the Company's expanded product line. Sales and marketing expenses represented 37%, 39% and 35% of total revenues in 1997, 1996 and 1995, respectively. During the second quarter of 1997, the Company realigned its inside sales force to be more compatible with its strategy of providing complete IT infrastructure solutions and to correspond with the restructuring plan. This realignment resulted in a significant reduction in the inside sales force. The Company also consolidated certain remote sales facilities. Consequently, sales and marketing expenses as a percentage of total revenues decreased during 1997. The increase in sales and marketing expenses as a percentage of total revenues in 1996, as compared to 1995, was primarily attributable to costs associated with the significant expansion of the domestic and international outside and inside sales forces and the telemarketing organization.

  General and Administrative. General and administrative expenses increased to $61,876,000 in 1997, from $39,224,000 in 1996 and $34,097,000 in 1995. General and administrative expenses represented 10%, 9% and 11% of total revenues in 1997, 1996 and 1995, respectively. The increase in general and administrative expenses during 1997 was primarily due to total charges of $13,513,000 recorded during the second quarter of 1997 for write-offs of certain assets, as well as severance and other employee-related expenses, related to the integration procedures discussed below. In conjunction with the restructuring plan executed during the second quarter of 1997, the Company performed additional integration procedures related to past acquisition activity. The Company evaluated the fair value of assets recorded through prior acquisitions and identified certain trade receivables, prepaid expenses and intangible assets that had no future value. The respective balances of these assets were written-off during the second quarter of 1997. Additionally, the Company expensed severance and other employee benefits, including guaranteed bonuses, for certain employees of acquired companies who were terminated as a result of the integration efforts, but not specifically as part of the restructuring plan. The increase in general and administrative expenses in 1997 was also attributable to the costs associated with integrating recently acquired businesses and maintaining the infrastructure to support the restructured company, including administrative system upgrade expenses and associated consulting fees, as well as the amortization of intangible assets relating to the Company's convertible debt offerings (see "--Liquidity and Capital Resources"). Total general and administrative expenses in 1997, excluding the charges related to the integration efforts, were $48,363,000, representing 8% of total revenues. The Company believes the decrease in general and administrative expenses as a percentage of total revenues, excluding the integration charges, was the result of the Company's overall cost containment efforts, as well as the savings realized by the restructuring plan.

  The increase in general and administrative expenses in 1996 was primarily related to salaries and other direct employment expenses attributable to an expanded administrative staff both in the U.S. and in international subsidiaries, amortization of excess of cost over net assets acquired related to the Company's acquisitions accounted for as purchases, and increased professional fees. During 1996, a concerted effort to consolidate redundant administrative functions at the Company's various domestic locations resulted in a reduction in these expenses as a percentage of total revenues.

  Restructuring Charges. During the second quarter of 1997, the Company executed a restructuring plan to consolidate its sales, marketing, business development and product development operations to achieve cost efficiencies through the elimination of redundant functions. These redundancies resulted primarily from businesses acquired over the last three years. The Company also realigned its business units and inside sales force to redirect focus on its strongest product lines and better integrate the efforts of certain product development teams. As part of the plan, the Company reduced its worldwide work force by approximately 10%, eliminating approximately 400 positions, primarily in the areas of product development and support, marketing and inside sales and, to a lesser extent, professional services and administration.

  The Company recorded a one-time charge of $57,319,000 during the second quarter of 1997 related to the restructuring plan. The restructuring charge included the following expenses: $24,032,000 for facility-related costs, including a reserve for estimated lease obligations associated with the closing of office facilities; $3,510,000 for write-offs of excess equipment, furniture and fixtures; $19,413,000 for write-offs of capitalized software costs and other intangible assets related to the termination of development efforts for certain discontinued products, as well as penalties for the cancellation of distributorship agreements for such products;

and $10,364,000 for severance and other employee-related costs of the terminated staff. Of the $57,319,000 restructuring charge, the Company paid out approximately $15,322,000 and wrote off $19,687,000 of non-cash charges during 1997. Consequently, the Company had $22,310,000 of accrued restructuring costs recorded as of December 31, 1997. The Company anticipates that approximately $6,300,000 of these costs will be paid out during 1998. The Company estimates that annual restructuring payments will be approximately $3,300,000 to $4,000,000 for the years 1999 through 2002 and that the remaining approximately $1,300,000 of cash disbursements related to the restructuring plan will be paid out in 2003.

  The Company currently expects to realize a reduction in annual operating expenses of approximately $40,000,000 in 1998 and subsequent years as a result of the restructuring, without an adverse impact on revenues. However, there can be no assurance as to the ultimate effects of the restructuring on the Company's operating results.

  Merger Costs. Merger costs were $8,927,000, $5,782,000 and $30,819,000 in
1997, 1996 and 1995, respectively. Merger costs relate to acquisitions accounted for as poolings of interests and include investment banking and other professional fees, employee severance payments, costs of closing excess office facilities and various other expenses. The Company from time to time engages in, and is currently engaged in, discussions relating to acquisitions that may be material in size and/or scope and may involve issuances by the Company of a significant number of shares of Common Stock. The Company continues to pursue merger and acquisition opportunities, because it believes that acquisitions are an essential part of the Company's strategy to compete effectively in its rapidly evolving marketplace. The Company expects to incur merger costs in connection with recently completed and future acquisitions accounted for as poolings of interests. These costs will be expensed in the periods in which the transactions are consummated. See "--Recent Developments" for a description of certain pending acquisitions.

  Acquired In-Process Technology. Acquired in-process technology charges were $67,904,000, $48,456,000 and $88,493,000 in 1997, 1996 and 1995, respectively.
Acquired in-process technology charges relate to acquisitions of software companies and product technologies accounted for under the purchase method. In these cases, portions of the purchase prices were allocated to acquired in-process technology.

  Prior to completing these acquisitions, the Company conducted reviews in order to determine the fair market value of the organizations and technologies to be acquired. These reviews consisted of an evaluation of existing products, research and development in process (projects that had not reached technological feasibility and had no alternative future use), customers, financial position and other matters. The acquired in-process research and development represents unique and emerging technologies, the application of which is limited to the Company's IT infrastructure strategy. Accordingly, these acquired technologies have no alternative future use. The Company believes it has budgeted adequate research and development resources to complete the contemplated projects over time periods generally ranging from six to 18 months from the dates of acquisition.

  The Company has already devoted substantial resources to the development of products from research and development purchased in 1997. The Company estimates that up to an additional 12 months and approximately $9,000,000 in cash expenditures will be required to develop commercially viable products from this acquired research and development. With respect to research and development acquired prior to 1997, the Company has either completed the development of commercially viable products or discontinued the product development efforts.

  The Company expects to continue to incur charges for acquired in-process technology in connection with future acquisitions, which will reduce operating and net income for the periods in which the acquisitions are consummated.

 OPERATING LOSS

  For the reasons discussed above, the Company incurred an operating loss of $115,792,000 in 1997, as compared to an operating loss of $79,404,000 in 1996 and an operating loss of $127,377,000 in 1995. The

Company had operating margins of (19)%, (17)% and (39)% in 1997, 1996 and 1995, respectively. The significant restructuring charges, merger costs, acquired in-process technology charges and integration-related charges incurred in these years contributed significantly to the operating losses and negative operating margins experienced by the Company. Excluding restructuring charges, merger costs, acquired in-process technology charges and the integration-related charges in 1997 discussed under "--General and Administrative" below, the Company would have reported operating income of $31,871,000 in 1997, an operating loss of $25,166,000 in 1996 and an operating loss of $8,065,000 in 1995. Excluding such charges, the Company would have reported operating margins of 5%, (5)% and (2)% in 1997, 1996 and 1995, respectively. During 1997, the Company improved its operating margin, excluding restructuring charges, merger costs, acquired in-process technology charges and the integration-related charges, through cost containment efforts and the savings realized from the restructuring plan. The Company's operating margin, excluding merger costs and acquired in-process technology charges, decreased in 1996, as compared to 1995, due primarily to the significant costs incurred to integrate the numerous acquisitions consummated during 1996 and 1995. Because acquisitions remain an important part of the Company's growth strategy, the Company expects to continue to incur acquisition-related charges, as well as expenses related to the integration of acquired businesses, which could materially adversely affect operating results in the periods in which such acquisitions are consummated and in subsequent periods.

 OTHER INCOME

  Other income was $16,729,000 in 1997 as compared to $5,237,000 in 1996 and $4,130,000 in 1995. The increase in other income in 1997, as compared to 1996, was primarily attributable to unrealized holding gains that resulted from the reclassification of certain available-for-sale securities into the trading classification; unrealized holding gains on trading securities, the market values of which increased during 1997; and realized gains on the sales of investment securities. The increase in other income during 1996, as compared to 1995, was primarily attributable to realized gains on the sales of investment securities and unrealized holding gains on trading securities. Because unrealized holding gains and losses for trading securities are reflected in pre-tax earnings, fluctuations in the market value of these securities are continuously recorded as additions to, or deductions from, other income until the securities are sold. The increase in other income during 1997, as compared to 1996, was partially offset by interest expense on the Company's convertible subordinated notes issued in November 1996 and December 1997. To a lesser extent, the interest expense on the convertible subordinated notes issued in November 1996 reduced the increase in other income in 1996, as compared to 1995. See "--Liquidity and Capital Resources."

 INCOME TAXES

  The Company recognized income tax expense of $18,721,000 in 1997, and income tax benefits of $9,245,000 in 1996 and $11,680,000 in 1995. The income tax expense recorded in 1997 included an amount of $13,651,000 based on the Company's 28% effective tax rate, plus an additional $5,070,000 recorded in the second quarter of 1997 to reduce the Company's deferred tax asset balance. The Company reduced its deferred tax asset balance so that it would reflect an asset amount that will, more likely than not, be realized in future periods.

  The Company has available approximately $294,715,000 of net operating loss carryforwards and $14,000,000 of tax credit carryforwards, which are available to reduce future Federal income taxes, if any, through the year 2012. Some of the Company's tax carryforwards are subject to limitations as to the amounts that may be used in any particular future year.

 NET LOSS

  For the reasons discussed above, the Company incurred a net loss of $117,784,000 in 1997, as compared to $64,922,000 in 1996 and $111,567,000 in
1995. The significant restructuring charges, merger costs and acquired in-process technology charges incurred in these years contributed significantly to the net losses experienced by the Company. See "--Operating Loss" above.

RECENT DEVELOPMENTS

  On March 14, 1998, the Company entered into an agreement and plan of merger, pursuant to which the Company has agreed to acquire Logic, a leading provider of data modeling tools. Under the terms of this acquisition, Logic will become a wholly-owned subsidiary of the Company. The Company has agreed to exchange approximately 7,240,095 shares of Common Stock for all of the outstanding common shares of Logic and to assume stock options which will convert into options to purchase approximately 1,272,072 shares of Common Stock. This acquisition, which is expected to be consummated in the second quarter of 1998, is subject to the approval of the stockholders of Logic and customary legal and regulatory conditions. This acquisition is expected to be accounted for as a pooling of interests. Costs incurred in connection with this transaction will be expensed in the quarter in which the acquisition is consummated.

  On April 21, 1998, the Company acquired Mastering, a leading provider of information technology training, and Mastering became a wholly-owned subsidiary of the Company. Pursuant to the terms of the agreement and plan of merger, the Company exchanged 6,497,094 shares of Common Stock, which had a Market Value of approximately $168,100,000 on the date the acquisition was consummated, for all of the outstanding shares of common stock of Mastering. In addition, the Company assumed stock options which were converted into options to purchase 2,193,219 shares of Common Stock.

  On May 12, 1998, the Company acquired LBMS, a leading provider of process management solutions, and LBMS became a wholly-owned subsidiary of the Company. Pursuant to the terms of the agreement and plan of reorganization, the Company exchanged approximately 2,775,897 shares of Common Stock, which had a Market Value of approximately $71,900,000 on the date the acquisition was consummated, for all of the outstanding common shares of LBMS. In addition, the Company exchanged options to purchase 430,736 shares of Common Stock for outstanding LBMS options.

  The acquisitions of Mastering and LBMS are expected to be accounted for as poolings of interests. The Company has incurred, and expects to continue to incur, significant costs in connection with these acquisitions, including investment banking and other professional fees, employees' severance and various other expenses. Such expenses will be recorded as merger costs in the second quarter of 1998.

  For the three months ended March 31, 1998, the Company's revenues were $158,261,000, an increase of 37% over revenues of $115,623,000 for the three months ended March 31, 1997. The Company's net income for the three months ended March 31, 1998 was $3,665,000, or $0.05 per diluted share, compared to a net loss of $25,269,000, or $0.41 per diluted share ($11,146,000, or $0.18 per diluted share, excluding charges for merger costs and acquired in-process technology), for the three months ended March 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash, cash equivalents and investments were $261,288,000 and $185,673,000 as of December 31, 1997 and 1996, respectively. For the year ended December 31, 1997, cash and cash equivalents increased $37,355,000, from $140,783,000 at the beginning of the year to $178,138,000 at the end of the year. This increase was attributable primarily to net proceeds of $144,967,000 from the sale of $150,000,000 principal amount of 6.25% convertible subordinated notes due 2002 (the "1997 Notes") and net cash provided by operating activities of $32,586,000. The positive cash flow from operating activities was reduced by an increase in trade and installment receivables, net of proceeds from the sale of installment receivables. Previously, the Company reported trade and installment receivables on a gross basis and the sale of installment receivables as a financing activity. Of the $191,266,000 of cash provided by financing and operating activities, $153,911,000 was used in investing activities. The principal components of investing activities were purchases of marketable securities and the investment of resources in purchased and developed software. For 1996, cash and cash equivalents increased from $115,809,000 at the beginning of the year to $140,783,000 at the end of the year, with the primary sources of cash being sales of installment receivables and the net proceeds from the sale of $115,000,000 principal amount of 6.75% convertible subordinated notes due 2001 (the "1996 Notes"). For 1995, cash and cash equivalents increased from $80,110,000 at the beginning of the year to $115,809,000 at the end of the year, with the principal source of cash being the net proceeds from a public offering of Common Stock.

  In recent years, the Company's sources of liquidity have primarily been funds from capital markets and sales of installment receivables. The Company believes the funding available to it from these sources, as well as cash flows from operations, will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. The Company's capital requirements are primarily dependent on management's business plans regarding the levels and timing of investments in existing and newly acquired businesses and technologies. These plans and the related capital requirements may change based upon various factors, such as the Company's strategic opportunities, developments in the Company's markets, the timing of closing and integrating acquisitions and the conditions of financial markets.

  The Company had trade and installment accounts receivable, net of allowances, of $264,686,000 and $200,399,000 as of December 31, 1997 and 1996,
respectively. The Company sells software products and services to customers in diversified industries and geographic regions and, therefore, has no significant concentration of credit risk. Historically, a substantial amount of the Company's revenues have been recorded in the third month of any given quarter, with a concentration of such revenues in the last week of the third month. This trend results in a high balance of accounts receivable relative to reported revenues at the end of any quarterly reporting period.

  The Company sells a significant portion of its installment receivables to third parties. Installment receivables represent amounts collectible on long-term financing arrangements and include fees for product licenses, upgrades and maintenance, sometimes also bundled with professional services contracts. Installment receivables are generally financed over three to five years, with interest payable on the license and upgrade portions only. Over the past two years, the Company executed an increasingly greater number and higher dollar value of sales transactions having long-term financing arrangements, primarily attributable to sales of product bundles and integrated product suites. Consequently, the Company's volume of installment receivable sales increased significantly over the past two years. However, the Company expects to reduce the volume of installment receivable sales, as a percentage of total revenues, in 1998 as compared to 1997.

  The Company receives proceeds equal to the entire installment receivable balance sold to a third party finance company, net of an amount representing the interest to be earned by the finance company. The finance company collects customer remittances over the term of the agreement. Proceeds from the sale of receivables were $206,916,000, $129,328,000 and $2,903,000 for the years ended
December 31, 1997, 1996 and 1995, respectively. Accounts receivable sold with recourse were $19,373,000 and $2,993,000 for the years ended December 31, 1996 and 1995, respectively, and as of December 31, 1996 and 1995, potential obligations for accounts receivable sold with recourse were $16,817,000 and $5,177,000, respectively. There were no accounts receivable sold with recourse for the year ended December 31, 1997, and as of December 31, 1997, there were no remaining potential recourse obligations for accounts receivable sold with recourse. The Company has an agreement with a third party that provides for potential recourse obligations in the form of a loss pool based on the performance of the related accounts receivable portfolio. Under the terms of that agreement, potential recourse obligations at December 31, 1997 and 1996 were $14,600,000 and $9,300,000, respectively. There were no potential recourse obligations in the form of a loss pool as of December 31, 1995. Based on the credit ratings of the underlying obligors to the accounts receivable and the performance history of the accounts receivable portfolio, the Company has assessed the exposure related to these recourse obligations and determined the potential liability to be minimal.

  The Company's installment receivables are recorded net of unamortized discounts and deferred maintenance fees. When these receivables are sold, the Company reduces the gross installment receivable balance. Additionally, the Company reclassifies the deferred maintenance, which was previously reflected as a reduction of the related installment receivable balance, to an obligation. The deferred maintenance is recognized into income ratably over the term of the maintenance agreement.

  The Company had long-term acquisition-related payables of $18,320,000 and $2,502,000 and other long-term obligations of $266,824,000 and $115,803,000 as of December 31, 1997 and 1996, respectively. The significant increase in long-term obligations from December 31, 1996 to December 31, 1997 was attributable to the 1997 Notes issued by the Company in December 1997. The 1997 Notes bear interest at 6.25% annually and mature on December 15, 2002. The holders of the 1997 Notes have the option to convert them into shares of Common Stock, at any time prior to maturity, at a conversion price of $36.05 per share. The Company received proceeds, net of issuance costs, of $144,967,000 from the offering of the 1997 Notes. The Company completed an offering of convertible subordinated notes due November 15, 2001 in November 1996 (the "1996 Notes"). The 1996 Notes bear interest at 6.75% annually and the holders of the 1996 Notes have the option to convert them into shares of Common Stock, at any time prior to maturity, at a conversion price of $13.95 per share. The Company received proceeds, net of issuance costs, of $110,783,000 from the offering of the 1996 Notes. The Company currently has total debt service obligations of approximately $35,000,000 for 1998, consisting primarily of obligations to pay interest on the 1996 Notes and the 1997 Notes, as well as acquisition-related payables. Based on current outstanding indebtedness, the Company estimates its debt service requirements to be approximately $36,000,000, $18,000,000, $132,000,000 and $160,000,000 for 1999, 2000, 2001 and 2002, respectively, which amounts include the outstanding principal balance of the 1996 Notes in 2001 and the outstanding principal balance of the 1997 Notes in 2002.

  The Company currently has an unsecured bank line of credit of $55,000,000, under which borrowings bear interest at rates ranging from approximately LIBOR plus 1% to the bank's prime rate. As of March 31, 1998, the Company had no outstanding borrowings under this line of credit, but had aggregate letters of credit outstanding for approximately $3,982,000, with expiration dates ranging from April 1998 to May 1999. These letters of credit reduce the available line of credit balance. Under this credit agreement, the Company has agreed: (i) to maintain a ratio of current assets to current liabilities of at least 1.0 to 1.0; (ii) to maintain a tangible net worth of not less than $100,000,000; and
(iii) not to permit its ratio of total liabilities to tangible net worth to at any time exceed 1.0 to 1.0.

FOREIGN CURRENCY EXCHANGE RATES

  To date, fluctuations in foreign currency exchange rates have not had a material effect on the Company's results of operations or liquidity. However, the Company closely monitors its foreign operations and net asset position to ascertain the need for hedging foreign currency exchange risk. Since 1997, the only exposure related to foreign currency exchange for which the Company has considered hedging appropriate has been related to short-term intercompany balances. These non-functional currency balances are hedged by purchases and sales of forward exchange contracts to reduce this exchange rate exposure. At December 31, 1997, the Company held an aggregate of approximately $26,800,000 in notional amount of forward exchange contracts. As the Company's operations expand in international regions outside Western Europe, where the Company's international operations are currently concentrated, the Company may increasingly hedge foreign currency exchange risk.

YEAR 2000 CONSIDERATIONS

  During 1997, the Company substantially completed the implementation of an enterprise-wide financial accounting system which is Year 2000 compliant. Further, the Company has evaluated its internal software and computer systems and believes its potential liability and risk of operational disruption from internal software or systems failures relating to Year 2000 issues is minimal.

  The Company believes that certain of its customers may allocate a substantial portion of their 1998 and 1999 IT budgets to products and services addressing the Year 2000 problem. The Company is unable to determine whether this trend will negatively impact sales of its traditional product offerings, but believes that it may lead to increased sales of its Year 2000 products and services.

  All of the software products which the Company currently sells or maintains are Year 2000 compliant. However, some of the Company's customers who have discontinued maintenance may be running old product versions that are not Year 2000 compliant. Because the Company's products are typically used in high volume information systems that are critical to customers' operations, business interruptions, loss or corruption of data or other major problems resulting from a failure of a product to process Year 2000 data correctly could have significant adverse consequences to customers. Although the Company believes that its software license agreements provide it with substantial protection against liability, the Company cannot currently predict whether or to what extent any legal claims will be brought against the Company, or whether the Company will otherwise be adversely affected, as a result of any such adverse consequences to its customers.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The Company is required to adopt SFAS No. 130 for periods beginning after December 15, 1997. This statement establishes standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. The standard requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The standard is not expected to have a material impact on the Company's current presentation of income.

  In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is required to adopt the disclosures of SFAS No. 131 beginning with its December 31, 1998 annual financial statements. This statement establishes standards for the way companies are to report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is currently evaluating the impact of this standard on its financial statements.

  In November 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." The Company is required to adopt SOP 97-2 on January 1, 1998. SOP 97-2 is intended to reduce diversity in current revenue recognition practices within the software industry. The statement is not expected to have a material impact on the Company's results of operations.

QUARTERLY COMPARISONS

  The following tables set forth an unaudited summary of quarterly financial data. This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in management's opinion, reflects all adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

  The Company has experienced a seasonal pattern in its operating results, with the fourth quarter typically having the highest total revenues and operating income in a given year. For example, 34% and 32% of the Company's total revenues in 1997 and 1996, respectively, were generated in the fourth quarter. Further, revenues for the fourth quarter of 1996 were higher than revenues for the first quarter of 1997. The Company believes the seasonality of its revenue results primarily from the budgeting cycles of its software product customers and the structure of the Company's sales commission and bonus programs. In addition, the Company's software products revenues may vary significantly from quarter to quarter depending upon other factors, such as the timing of new product announcements and releases by the Company and its competitors. The Company operates with relatively little backlog, and substantially all of its software products revenues in each quarter result from sales made in that quarter.

                                               1997
                                -------------------------------------------
                                 FIRST        SECOND       THIRD    FOURTH
                                QUARTER      QUARTER      QUARTER  QUARTER
                                --------     --------     -------- --------
                                  (IN THOUSANDS, EXCEPT PER SHARE
                                             AMOUNTS)
                                            (UNAUDITED)
Total revenues................. $115,623     $136,438     $160,201 $211,241
Operating income (loss)........  (33,086)(1)  (77,336)(2)   10,553  (15,923)(3)
Net income (loss)..............  (25,269)(1)  (78,933)(2)   10,160  (23,742)(3)
Net income (loss) per share.... $  (0.41)(1) $  (1.28)(2) $   0.16 $  (0.37)(3)
Shares used in computing net
 income (loss) per share.......   60,947       61,477       65,328   63,615

                                               1996
                                -------------------------------------------
                                 FIRST       SECOND    THIRD        FOURTH
                                QUARTER     QUARTER   QUARTER      QUARTER
                                -------     --------  --------     --------
                                 (IN THOUSANDS, EXCEPT PER SHARE
                                             AMOUNTS)
                                           (UNAUDITED)
Total revenues, as previously
 reported(4)................... $82,471     $100,485  $113,430     $142,804
Adjustments(5).................   6,588        6,712     6,884        8,691
  Total revenues...............  89,059      107,197   120,314      151,495
Operating loss, as previously
 reported(4)................... (32,374)(6)  (10,072)  (10,636)(7)  (29,411)(8)
Adjustments(5).................     293          271       209        2,316
  Operating loss............... (32,081)(6)   (9,801)  (10,427)(7)  (27,095)(8)
Net loss, as previously
 reported(4)................... (24,504)(6)   (5,791)   (7,693)(7)  (29,974)(8)
Adjustments(5).................     283          235       208        2,314
  Net loss..................... (24,221)(6)   (5,556)   (7,485)(7)  (27,660)(8)
Net loss per share, as
 previously reported(4)........ $ (0.45)(6) $  (0.10) $  (0.14)(7) $  (0.53)(8)
  Net loss per share...........   (0.43)(6)    (0.10)    (0.13)(7)    (0.48)(8)
Shares used in computing net
 loss per share, as previously
 reported......................  54,915       55,214    55,678       56,419
  Shares used in computing net
   loss per share..............  56,341       56,625    57,070       57,823

--------
(1) Reflects a pre-tax charge for acquired in-process technology of $10,417,000 relating to the Company's acquisition of GEJAC and the purchase of certain product technologies. Also reflects a pre-tax charge for merger costs of $3,706,000 relating to the Company's acquisitions of ATR and I&S.
(2) Reflects a pre-tax charge for acquired in-process technology of $6,747,000 relating to the Company's acquisition of certain product technologies. Also reflects a pre-tax charge of $57,319,000 for restructuring costs.
(3) Reflects a pre-tax charge for acquired in-process technology of $50,740,000 relating to the Company's acquisition of ProMetrics, the purchase of certain product technologies and other intangible assets from Intel and the purchase of certain other product technologies. Also reflects a pre-tax charge for merger costs of $5,221,000 relating primarily to the Company's acquisition of Vayda.
(4) As reported under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Comparisons" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
(5) Adjustments reflect the effects of the acquisitions of ATR and I&S, each of which has been accounted for using the pooling-of-interests method. See
    Note 2 of the notes to the Company's consolidated financial statements included elsewhere herein for a more detailed discussion of these transactions.
(6) Reflects a pre-tax charge for acquired in-process technology of $7,005,000 relating to the Company's acquisition of AST and the purchase of certain product technologies. Also reflects a pre-tax charge for merger costs of $5,782,000 relating primarily to the Company's acquisitions of Prodea, Paradigm and Axis.
(7) Reflects a pre-tax charge for acquired in-process technology of $4,090,000 relating to the Company's acquisitions of Software Alternatives and Grateful Data.
(8) Reflects a pre-tax charge for acquired in-process technology of $37,361,000 relating to the Company's acquisitions of VREAM and substantially all of the assets of Access Manager.

                                   BUSINESS

  The discussion below contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act that are based on the beliefs of the management of the Company, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual growth, results, performance and business prospects and opportunities in 1998 and beyond could differ materially from those expressed in, or implied by, such forward-looking statements. See "Prospectus Summary--Special Note Regarding Forward-Looking Statements" on page 6 for a discussion of risks, uncertainties and other factors that could cause or contribute to such material differences.

OVERVIEW

  The Company develops, markets and supports software products, and provides related professional services, that help organizations manage and improve their IT infrastructures, which consist of data, systems and applications. The Company's products and services help IT departments, primarily in large and data intensive organizations, minimize risk, improve service levels, and leverage information to make better business decisions. The Company's products typically perform fundamental functions, such as automating operations, maintaining the operating efficiency of systems and applications, and ensuring data access and integrity. The Company currently develops software products through its four business units: database management, systems management, application infrastructure management and data warehousing and decision support. Addressing businesses' increasing demand for simplified vendor relationships and complete solutions to IT problems, the Company's goal is to become the leading provider of IT infrastructure management solutions by offering a comprehensive set of "best in class" point products, product bundles and integrated product suites. The Company also offers a wide array of professional services, including consulting, systems integration and educational programs, both in conjunction with and independent of software product sales.

  To achieve its goal, the Company identified key technologies and skill sets required to better manage the IT infrastructure. Through a combination of an aggressive acquisition program and vigorous internal product development efforts, the Company assembled the competencies to create complete infrastructure management solutions. Devoting substantial resources to integrating its products and technologies, the Company is now leveraging the breadth of its product lines and its professional services capabilities to provide complete, customized solutions for IT infrastructure problems. These solutions include single products; product suites, which are sets of integrated products drawn together from multiple business units of the Company; and product bundles, which are sets of software applications that are packaged together but do not necessarily have the level of integration that defines a suite; as well as design and implementation services provided by the Company's professional services staff. These solutions also include ongoing product upgrades, maintenance and support, sometimes pursuant to multi-year contracts. Evidencing the increasing demand from the Company's customers for comprehensive solutions, the Company completed 102 transactions of over $1 million during 1997, as compared to 55 such transactions during 1996 and only two such transactions during 1995. Each of these large transactions included licenses for software product bundles or suites, along with future upgrades and maintenance; software consulting services; or both product licenses and related consulting services.

  The Company is focusing on the development of products and services that offer its customers maximum flexibility and functionality. The Company's products are designed to permit a customer to either purchase prepackaged integrated suites or to choose individual products and later add other products as needed. The cornerstone of the Company's integration efforts is POEMS (PLATINUM Open Enterprise Management Services), an internally developed set of shared components that give the Company's products a common look and feel, common installation and distribution, and common communication, data and events handling. POEMS integration is built into individual products so that, as customers purchase additional PLATINUM products, the newly acquired and previously installed products can begin working together immediately. In February 1998, the Company released for general availability its ProVision suite of integrated systems and database management tools, which is the Company's most significant POEMS-enabled integrated offering of products to date. ProVision initially includes nine tools within the following key IT management disciplines: job management, performance management and analysis, software distribution, problem resolution, security, database utilities and database administration.

  The Company is also creating solutions for the needs of specific industries, as well as general business needs. For example, during 1996, the Company released PLATINUM RiskAdvisor, a data warehouse decision support application developed specifically for the insurance industry. The Company also is enabling its products and suites for application with intranets, the internet and the web and offers a broad set of solutions for the Year 2000 problem. Additionally, in late 1996, the Company formed specialty consulting practice groups within its professional services business unit, including groups dedicated to Year 2000 solutions and internet/intranet technologies.

MARKET OVERVIEW

  Companies today rely on their IT infrastructures to keep their businesses operating efficiently. As organizations have moved from host-based computing systems to open systems environments, the deployment, management, maintenance and productive use of IT has become increasingly complex. These open computing environments service numerous end-users spread across various locations and consist of a diverse set of applications, computing platforms (including mainframes, minicomputers, workstations and desktop PCs/LANs), relational database management systems ("RDBMS"), operating systems (including UNIX, Windows, Windows NT, OS/400, OS/2, MVS and VMS) and media, including intranets and the internet. These open environments are also dynamic; users, as well as hardware and software resources, are frequently added, removed or changed; and new, mission-critical applications are continually being developed and deployed. The Company believes that, due to the complexities of these new computing environments, organizations are increasingly seeking to purchase IT management products and services from a smaller number of vendors that can provide complete, flexible and integrated solutions for managing and improving the IT infrastructures that run their businesses.

PRODUCTS

  The Company provides software solutions that help organizations efficiently operate and manage their complex IT infrastructures and related environments, which contain multiple computing platforms, database management systems, applications and operating systems. These tools increase the efficiency and interoperability of these systems and applications in distributed environments of any size. The Company's solutions support platforms and operating systems that span mainframe, midrange and PC/LAN computing environments, including MVS, UNIX, OS/2, OS/400, Windows and Windows NT. They also support multiple database management systems, such as the DB2 family, Oracle, Sybase, Microsoft SQL Service and Informix. In addition, the Company's solutions provide support for packaged applications such as SAP, PeopleSoft and Oracle Financials.

  The Company now offers over 160 robust and adaptable point products. While point products are initially developed and supported through one of the Company's four business units described below, the Company continues to build integrated suites of products drawn from different business units, such as ProVision, in order to provide comprehensive solutions to organizations' IT needs.

  Database Management Products -- The Company provides a leading set of tools and utilities for centralized or distributed database administration, performance analysis and monitoring and database backup and recovery for heterogeneous database management systems. By automating administrative and maintenance tasks, these software solutions enable users to achieve the highest performance levels possible, increase data availability, automate arduous administrative tasks, and deliver new products or enhancements to end-users faster and with more flexibility. Principal database management products include the following:

  . Database Analyzer -- a DB2 direct access storage device and database monitoring, analysis, validation, forecasting and tuning tool. It provides extensive statistical reporting capabilities, automated maintenance and auditing of internal structures, as well as a DB2 page editor.

  . RC/Migrator -- a tool that automates DB2 object and data migrations and alterations, while maintaining object dependencies and preserving data security. Migrations may be performed on a one-to-one or one-to-many basis.

  . TSreorg -- a tablespace reorganization tool for heterogeneous databases of any size. Tsreorg delivers fast reorganizations of entire tablespaces, individual tables and indexes. It also provides efficient fragmentation of used and free space and automatic data partitioning. Tsreorg can run on UNIX, VMS or Windows NT-based server systems.

  Systems Management Products -- The Company offers products that enable organizations to automate routine systems maintenance tasks and processes, thereby streamlining enterprise management, enhancing system reliability and reducing costs. These products also simplify the management of disparate systems and enterprise-wide applications, and increase end-user productivity. Systems management product offerings span many disciplines, including job and process management, enterprise automation, desktop management, output management, problem resolution, security management, distribution management, performance management, enterprise-wide resource management, storage management, and networking and connectivity. The Company offers over 20 products that provide the functionality required by businesses, while scaling across multiple platforms that include UNIX, Windows, Windows NT, OS/400, OS/2, MVS and VMS. Principal systems management products include the following:

  . AutoSys -- a job scheduling and management tool that simplifies the task of managing and monitoring multiple jobs in distributed environments. It provides centralized control of job execution across heterogeneous platforms and offers flexible features, such as self-correcting job control and automated restart and recovery capabilities.

  . DBVision -- a scaleable tool for continuous monitoring and centralized management of heterogeneous databases in any size network. DBVision collects and displays performance measurements in real time or retrospect. It automatically detects and corrects performance problems and predicts space shortages.

  . AutoSecure -- a tool set that enables organizations to secure and manage large, heterogeneous computing environments. It protects information by preventing unauthorized access to data and system resources in distributed environments; provides single sign-on for users to applications and services they are authorized to use, whether they are on mainframes, distributed systems or Pcs; and provides a single point for user registration in other security systems.

  Application Infrastructure Management Products -- The Company offers products that enable organizations to establish an application development process that is systematic, error-resistant and flexible to adapt to changing business needs. These products include tools for integrated project and process management, component modeling, construction, testing, application deployment and software distribution, integrated change and configuration management, help desk support and decision support. These products facilitate the development of sophisticated, high-performance applications and improve the overall productivity and quality of development efforts. Principal application lifestyle management products include the following:

  . ADvantage -- an integrated set of tools for managing the application development infrastructure. ADvantage helps organizations automate and improve the processes for building, managing and delivering applications through solutions for component modeling (Paradigm Plus), integrated project and process management (Process Continuum), integrated change and configuration management (CCC/Harvest), rule-based application development (AionDS) and decision support (ADvisor).

  . ADvisor -- a decision-support tool, and key component of ADvantage, that helps IT executives and development managers minimize the risks and costs associated with the applications that run their businesses by providing the information needed to ensure on-time, on-budget delivery of applications. ADvisor delivers the critical project information organizations need to manage application development as a core business process.

  Data Warehousing and Decision Support Products -- The Company offers an integrated set of solutions for all major data warehousing functions, including data transformation and movement, data warehouse management, metadata management and repository, and decision support. These comprehensive solutions help organizations build, manage and maintain data warehouses. A data warehouse is a data store that gives end-users full access to periodically consolidated, historical data for making business decisions and analyzing trends without jeopardizing the performance of mission-critical operations. Warehousing tools can capture data in many forms on numerous platforms, transfer it to multiple database platforms and provide users with the means to access and manage such information. Repository tools play a key role in data warehouses as places for centralized control and as collection points for status information concerning the warehouses and their activities.

  The Company's products enable organizations to better leverage their corporate data investments by allowing end-users to derive maximum value and insight from information. These products ensure enterprise-wide data access and enable complex data analysis and reporting so that users can effectively identify business trends and make informed decisions. Principal data warehouse products include the following:

  . InfoPump -- a bi-directional data movement tool, InfoPump automates the process of replicating, transferring and integrating data in heterogeneous environments on a scheduled or event-driven basis.

  . Repository -- serves as a central point of control, enabling organizations to easily manage, maintain and access vast amounts of corporate data, applications, and systems in a heterogeneous environment. Repository provides information such as where data is located, who created and who maintains data, what application processes the data drives, and what relationship the data has with other data.

  . Forest & Trees -- a rapid decision-support system development tool which enables IT departments to deliver customized desktop applications that provide the necessary components for intuitive navigation and data investigation. Forest & Trees applications can simultaneously access multiple data sources and combine data into information that makes sense to the knowledge worker. Forest & Trees applications can monitor key strategic, tactical and operational indicators for the business and automatically alert users to specific conditions via the corporate network or via the web.

  . InfoBeacon -- a decision support tool that provides advanced online analytical processing (OLAP) capabilities for data warehouse environments. This product creates a virtual, multidimensional view on top of the relational database. It provides end-users with advanced analysis capabilities -- such as drill down, pivoting, ranking, ratios, and exception- and date-handling -- without requiring the organization to redundantly store and manage data in a proprietary multidimensional database.

  . Perspectives -- an environment for rapidly developing custom, server-centric, OLAP-enabled decision-support systems. Combining the power of tools with the speed of packaged applications, Perspectives provides the benefits of rapid time to market without sacrificing flexibility for future growth. Perspectives for Market Analysis helps profit/loss managers (such as brand managers, product managers, VPs of marketing) view and analyze complex relationships between multiple product dimensions and measures so that they can understand and respond to emerging trends.

  New Product Suites -- In the past, businesses licensed products on a stand-alone basis to address each of their needs as they arose. By combining tools and technologies within and across its business units, the Company now provides product suites that are complete solutions to businesses' IT infrastructure problems. These integrated product offerings allow businesses to experience comprehensive benefits without having to deal with multiple products or multiple vendors. The Company has designed product suites that address IT infrastructure problems that are shared by businesses from various industries, as well as product suites that target IT infrastructure problems that are unique to specific industries. The following provides a brief description of some of the Company's recent product suite offerings:

  . ProVision -- this integrated product suite, a combination of database management and systems management tools, enables companies to reduce the costs and risks associated with managing their IT infrastructures, while improving service levels, availability, and productivity. ProVision initially includes nine tools within the following key IT management disciplines: job management, performance management and analysis, software distribution, problem resolution, security, database utilities and database administration. Because integration is built into each ProVision tool, organizations can implement one or more tools, and add more tools as needed, to solve their most immediate IT problems. ProVision became generally available in February 1998.

  . TransCentury -- this product suite, developed through a combination of tools and technologies made available through internal development, acquisitions and marketing agreements, provides an end-to-end solution to the problem created by the century date change, commonly known as the Year 2000 problem. TransCentury applies a "find-it, fix-it, test-it" approach that enables businesses to analyze, plan, implement and test century date changes in an integrated manner. It helps organizations ensure business continuity and compliance by minimizing exposure, helping them more effectively plan resources, and reducing costs and time associated with the Year 2000 problem.

PRODUCT LICENSES

  The Company provides its software products to customers under non-exclusive, non-transferable license agreements (including standard shrink-wrap licenses for certain products). As is customary in the software industry, in order to protect its intellectual property rights, the Company does not sell or transfer title to its software products to customers. Under the Company's current standard form license agreement, licensed software may be used solely for the customers' internal operations and only on designated hardware at specified sites, which may be comprised of a stand-alone computer, a single network server with multiple terminals or multiple network servers with multiple terminals.

  Licenses for the Company's software are almost exclusively perpetual, although annual and monthly licenses are also offered. License fees may be due upon execution by the customer of the applicable product agreement or may be payable over time for contracts involving multi-year commitments for maintenance and product upgrades. List prices are based upon the size of the processor, number of servers and/or number of users, depending upon the type of license and product being licensed. The Company's published list prices include discounts for suite, enterprise and multi-site licenses. Licenses generally include more than one product. Under the Company's current standard form license agreement, maintenance is renewed on an annual basis by the customer paying the current maintenance fee. See "--Technical Support and Maintenance."

PRODUCT DEVELOPMENT

  The Company is pursuing its strategy by continuing its emphasis on internally developing new software products and product enhancements, acquiring products, technologies and businesses complementary to the Company's existing product lines; and forming alliances with leading technology companies. The Company has formed separate in-house development teams to efficiently integrate acquired products and technologies into existing product lines. During 1995, 1996 and 1997, product development and support expenses of the Company were $94,027,000, $155,277,000 and $187,383,000, respectively. As of April 30, 1998, the Company employed approximately 1,675 persons in product development and support.

  Internal Development. The Company will continue to rely on the internal development of products to expand its product lines. The Company believes its RDBMS expertise and experience give it a competitive advantage in developing products that address increasingly complex environments and that meet evolving customer needs. In order to fully exploit acquired software development personnel, and to access new sources of talent, the Company has established approximately 36 independent development laboratories, generally at the locations of newly-acquired companies. These development laboratories are interconnected via video conferencing, e-mail, Lotus Notes and other communication technologies, and use various hardware, operating systems and database systems which give the Company the ability to simulate the environments of its customers. Laboratories have responsibility for their product lines and receive guidance from POEMS teams to foster interoperability.

  Acquisitions. The Company continually reviews acquisition candidates with leading-edge products and technologies that could enhance the Company's product portfolio. The technologies associated with the products of the acquired businesses are being incorporated into the Company's existing internally developed products and are being used in developing new products. In addition to providing the Company with new products and technologies, these acquisitions have provided the Company with experienced teams of product developers who now staff the Company's independent development laboratories. The Company plans to continue to pursue acquisition opportunities because it believes that acquisitions are an essential part of the Company's strategy to compete effectively in its rapidly evolving marketplace. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Costs and Expenses--Merger Costs" and "--Recent Developments."

  Technology Relationships. To reinforce its commitment to providing interoperable solutions for managing IT infrastructures, the Company has implemented its PLATINUM Partners Program, whereby the Company has established strategic and technology relationships with other leading IT vendors. The Company believes that in order to provide solutions for heterogeneous computing environments, it will need to continue to establish and maintain key relationships with leading technology companies. PLATINUM's current partners include Intel, IBM, Hewlett-Packard, Oracle, Microsoft, SAP and Lucent Technologies. These technical and marketing alliances provide the Company early access to product information and pre-release software.

PROFESSIONAL SERVICES

  As part of its strategy to provide complete solutions for Global 10,000 IT organizations, the Company offers a range of professional services, including consulting services, systems integration, and educational programs, in support of and independent of its products. These services help businesses plan, construct and manage infrastructures in which complex software products can be used. These services can improve and accelerate customization, implementation and deployment of the Company's software products. The Company believes that more rapid and effective implementation of its software products will lead to increased customer satisfaction and greater follow-on sales. For these reasons, the Company is now packaging professional services as a standard feature of its product sales. As of April 30, 1998, the Company employed approximately 1,660 persons in professional services.

  Consulting Services. The Company is focusing significant effort on developing and expanding its consulting services group. Primarily developed through recent acquisitions of consulting services companies, this group provides consulting services that help Global 10,000 companies manage risks, manage the implementation of new technologies and products, and optimize their current computing environments. Areas of expertise span systems and database management, information management, security, Year 2000 reengineering, application lifecycle management, internet/intranet development, and electronic commerce. The Company's consultants provide flexible, customizable solutions as well as prepackaged solutions. They can save all of an organization's software consulting needs, from strategy and organization to implementation.

  Educational Programs. The Company believes that its training and education services play an important role in increasing market awareness of its software products among IT personnel, including application developers, database administrators and end-users. Offering a comprehensive curriculum that supports leading technologies, the Company conducts a set of training courses designed to deal with the critical issue of skills management. These courses cover several key technology areas of IT infrastructure management and are held at various training centers in the United States and throughout the Company's international operations. The Company also offers on-site computer-based training courses and self-led internet-based training courses that users may complete in their own offices or homes.

  The Company continually reviews acquisition candidates that are leading-edge IT education service providers. Most recently, the Company entered into an agreement to acquire Mastering, Inc., a leading provider of IT technology training to Fortune 1000 companies, universities and large governmental agencies. The Company believes that, upon consummation, this acquisition will significantly enhance the Company's educational service offerings. The Company is also expanding its professional services through internal growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

SALES AND MARKETING

  The Company employs a multi-faceted sales strategy. For software products, the Company utilizes telemarketers, an inside sales force, an outside sales force, product seminars, user group participation, direct mail, print and web-based advertising, and web promotions. The Company also utilizes certain indirect sales channels, such as distributors, VAR and OEM relationships for selected products.

  Domestic (U.S.) Software Sales. Since January 1, 1997, the Company has organized its domestic direct sales force by regions throughout the United States. The Company formerly combined the domestic and Canadian sales forces to represent the North American sales force. As of April 30, 1998, the Company had approximately 470 domestic direct sales representatives.

  Generally, for domestic software product licenses, the Company's telemarketing specialists call prospective customers to identify and qualify leads. Once a lead has been qualified, the prospective client is turned over to the inside sales force, which predominantly supports the direct sales force by developing sales leads and arranging product evaluations. Established sales leads are then typically forwarded to the direct sales force, which visits customer sites to assist with trials, demonstrate product features and close sales transactions. For certain sales to smaller customers, as well as the licensing of standard shrink-wrap products, the inside sales force may handle the full sales cycle for completing such transactions.

  International Software Sales. The Company generally markets its products overseas through a network of wholly-owned subsidiaries. Generally, these subsidiaries use an approach similar to that used by the Company domestically. As of April 30, 1998, the Company had approximately 240 international (non-U.S.) direct sales representatives and had subsidiaries in Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Hong Kong, Indonesia, Italy, Japan, Korea, Malaysia, the Netherlands, Norway, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand and the United Kingdom. The Company expects that it will establish other foreign subsidiaries in the future to meet its strategic objectives. In a few countries, primarily in South America and the Middle East, the Company markets its products through independent distributors.

  Global Accounts. The Company now designates certain large, geographically dispersed entities as "global accounts." Each of these accounts is managed, on a worldwide basis, by a single executive who focuses his or her attention on the diverse needs of the enterprise.

  Professional Services. The Company's consulting services and educational programs are marketed by a specialized direct sales force.

  User Group Leadership. The Company believes that its sales and marketing efforts have also been greatly enhanced by participation in domestic and international user groups. The Company plays a major role in the activities of the International DB2 Users Group, the International Oracle Users Group, the International Sybase Users Group and other smaller user groups, and expects to continue to do so in the future.

TECHNICAL SUPPORT AND MAINTENANCE

  The Company's in-house technical support group, situated at various sites throughout the U.S., provides pre-sale, installation and post-sale support, including toll-free telephone support during regular business hours, to current users and potential customers evaluating the Company's products. The technical support group also offers seven-day, 24-hour toll-free telephone service for an additional fee. The Company believes that effective technical support during product evaluation substantially contributes to product acceptance and that post-sale support has been, and will continue to be, a substantial factor in customer satisfaction.

  The Company offers a maintenance program for its software products, which consists of product enhancements, updated products and technical support. Maintenance is typically provided without additional charge during the warranty period defined in the Company's license agreements. Under the Company's standard license agreement, customers renew maintenance support on an annual basis by paying the current maintenance fee. Customers may also commit for maintenance and product support over extended periods of time. Maintenance revenue implicit in new product sales and recurring maintenance charges are recognized ratably over the period the maintenance and support services are to be provided.

COMPETITION

  The Company operates in highly competitive markets and expects competition to increase. The Company encountered substantially intensified competition as it moved from the relational database tools market to the much larger IT infrastructure products market and as it entered the consulting services business. The Company also experienced many new competitors, including relational database vendors and systems software companies. Many of the Company's current and prospective competitors have significantly greater financial, technical and marketing resources than the Company. In addition, many prospective customers may have the internal capability to implement solutions to their IT infrastructure problems.

  The competitive factors affecting the market for the Company's software products include the following: product functionality, integration, performance and reliability; demonstrable economic benefits for users relative to cost; quality of customer support and user documentation and ease of installation; vendor reputation, experience and financial stability; and price.

  The Company believes that it has competed effectively to date and that its ability to remain competitive will depend, to a great extent, upon its ongoing performance in the areas of product development and customer support. To be successful in the future, the Company must respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. Performance in these areas will, in turn, depend upon the Company's ability to attract and retain highly qualified technical personnel in a competitive market for experienced and talented software developers. The Company also expects to continue its strategy of identifying and acquiring IT infrastructure products and technologies and businesses which have developed such products and technologies.

  In addition, the Company encounters competition from a broader range of firms in the market for professional services. Many of the Company's current and prospective competitors in the professional services business have significantly greater financial, technical and marketing resources than the Company. The competitive factors affecting the market for the Company's professional services include the following: breadth and quality of services offered, vendor reputation and the ability to retain qualified technical personnel.

INTELLECTUAL PROPERTY RIGHTS

  The Company has historically relied upon a combination of contractual rights, trademarks, trade secrets and copyright laws to establish and protect its proprietary rights in its products. The Company also holds some patents and believes that patents are becoming increasingly important to the software industry. Consequently, the Company is taking actions to further protect its proprietary rights through software patents. The Company's license agreements restrict a customer's use of the Company's software and prohibit disclosure to third persons. Notwithstanding those restrictions, it may be possible for unauthorized persons to obtain copies of the Company's software products. The Company believes that because of the rapid pace of technological change in the computer software industry, the legal protections for its products are less significant factors in the Company's success than the knowledge, ability and experience of the Company's employees, the frequency of product enhancements, and the timeliness and quality of support services provided by the Company. The Company registers its product names and other trademarks in the United States and certain foreign countries.

EMPLOYEES

  As of April 30, 1998, the Company employed approximately 5,000 persons, including 1,350 in sales, marketing and related activities, 1,675 in product development and support, 1,660 in professional services, and 315 in management, administration and finance. The Company's success is highly dependent on its ability to attract and retain qualified employees. Competition for employees is intense in the software industry. None of the Company's employees is represented by a labor union or is the subject of a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.

PROPERTIES

  The Company's principal administrative, marketing, training, and product development and support facilities are located in Oakbrook Terrace, Illinois, where the Company leases approximately 334,000 square feet under leases terminating in April 2003, with plans to lease additional space in the near future. The Company also leases approximately 164,000 square feet of administrative, marketing, sales and product development space in Lisle, Illinois, near the Company's headquarters, under leases terminating in January and October 2003. In addition, the Company leases space for approximately 75 sales offices and product development laboratories throughout the United States, ranging in size from approximately 1,000 to 45,000 square feet. In conjunction with the restructuring plan executed during the second quarter of 1997, the Company closed certain sales offices and product development laboratories in the United States and certain foreign countries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations-- Restructuring Charges."

LEGAL PROCEEDINGS

  Computer Associates' International, Inc., and L'Agence pour la Protection des Programmes v. La Societe Faster, S.A.R.L. (Commercial Court of Bobigny, Paris, France). Altai, a wholly-owned subsidiary of the Company, is involved in a suit in France which concerns copyright infringement claims identical to those on which Altai previously prevailed against Computer Associates International, Inc. ("CAI") in the United States. The French appellate court granted Altai's request that the U.S. appellate court's copyright ruling should bind the Commercial Court of Bobigny as a matter of law. In January 1995, the French appellate court issued a decision rejecting CAI's claim of copyright infringement. CAI's subsequent appeal in the French appellate court is still pending.

  The Company is also subject to certain other legal proceedings and claims which have arisen in the ordinary course of business and which have not been fully adjudicated. Management currently believes the ultimate outcome of such matters and those described above will not have a material adverse effect on the Company's results of operations or financial position.

                                  MANAGEMENT

DIRECTORS AND OFFICERS

  The directors and executive officers of the Company, their ages at April 24, 1998, and their positions with the Company are as follows:

NAME                                  AGE                POSITION
----                                  ---                --------
Andrew J. Filipowski.................  47 President, Chief Executive Officer and
                                          Chairman of the Board of Directors
Paul L. Humenansky...................  40 Executive Vice President--Product
                                          Development, Chief Operations Officer
                                          and Director
Michael P. Cullinane.................  48 Executive Vice President, Chief
                                          Financial Officer, Treasurer and
                                          Director
Thomas A. Slowey.....................  37 Executive Vice President--Sales
Paul A. Tatro........................  41 Executive Vice President--
                                          International Operations
James E. Cowie(1)(2).................  43 Director
Steven D. Devick(1)(2)...............  46 Director
Arthur P. Frigo(1)(2)................  56 Director
Gian Fulgoni(1)......................  50 Director

--------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

  The Board of Directors consists of three classes, which serve staggered three-year terms. Class I, the terms of whose members expire in 1999, is comprised of Messrs. Cullinane and Humenansky. Class II, the terms of whose members expire in 1998, is comprised of Messrs. Frigo and Fulgoni. Class III, the terms of whose members expire in 2000, is comprised of Messrs. Filipowski, Cowie and Devick. Directors hold office until their successors are elected and qualified. The Board of Directors elects officers annually and such officers, subject to the terms of certain employment agreements, serve at the discretion of the Board. Messrs. Filipowski, Cullinane and Humenansky each have employment agreements with the Company. See "--Executive Compensation-- Employment Agreements." There are no family relationships among any of the directors or officers of the Company.

  Mr. Filipowski, a founder of the Company, has been President, Chief Executive Officer and Chairman of the Board of Directors since the Company's formation in April 1987. Mr. Filipowski is also a director of Mastering, Inc. ("Mastering"), System Software Associates, Inc. and Platinum Entertainment, Inc. ("PEI"), a publicly held integrated music recording and publishing company.

  Mr. Humenansky, a founder of the Company, was appointed Chief Operations Officer of the Company effective January 1993. Mr. Humenansky also serves as Executive Vice President--Product Development, a position he has held since the Company's formation in April 1987. Mr. Humenansky is also a director of PEI.

  Mr. Cullinane joined the Company in March 1988 as Senior Vice President and Chief Financial Officer, and was named Executive Vice President in March 1995. He has also served as the Company's Treasurer since April 1989 and served as its Secretary from April 1989 until October 1995. Mr. Cullinane is also a director of PEI. In April 1998, Mr. Cullinane was elected a director of VASCO Data Security International, Inc.

  Mr. Slowey has served as Executive Vice President--Sales since joining the Company in March 1988.

  Mr. Tatro joined the Company in October 1987 as Director of Education and was appointed Senior Vice President--Field Support and Affiliates in January 1990, a position he held until March 1995, when he was elected Executive Vice President--International Operations.

  Mr. Cowie has been a General Partner of Frontenac Company, a Chicago-based venture capital firm, since February 1989. Mr. Cowie is also a director of Mastering, US Servis, Inc. and 3Com Corporation.

  Mr. Devick is currently the President, Chief Executive Officer and Chairman of the Board of Directors of PEI, which he co-founded in 1992. He is also the Chief Executive Officer of a number of other entities, including DDE, Inc., and Platinum Development, a real estate development firm.

  Mr. Frigo is a private investor and was the owner and Chairman of M.B. Walton, a consumer products company, until its sale in January 1998. He is currently the Chairman and Chief Executive Officer of Igoplx Inc., a Chicago-based consumer venture company, and also serves on the Board of Directors of The Levy Organization, Maxrad, Precision Extrusions, LaRabida Children's Hospital and the Landmark Preservation Council of Illinois.

  Mr. Fulgoni is Chief Executive Officer and a director of Information Resources, Inc. ("IRI"), which provides a variety of information services (primarily to consumer packaged goods companies) and computer decision support services. He was elected Chief Executive Officer of IRI in 1991. From 1991 to April 1995, Mr. Fulgoni also served as Chairman of IRI, from 1989 to 1991 as its Vice Chairman, and from 1981 to 1989 he was its President.

DIRECTOR COMPENSATION

  All non-employee directors of the Company are paid an annual fee of $2,500 and an attendance fee of $1,000 for each Board meeting attended and $500 for each Committee meeting attended if such Committee meeting is not held in conjunction with a meeting of the full Board. In addition, each non-employee director participates in the Amended and Restated PLATINUM technology, inc. 1993 Directors' Stock Option Plan (the "Directors' Plan"). Pursuant to the Directors' Plan, each non-employee director is granted, on the date of each annual meeting after which such director continues to serve on the Board of Directors, an option to purchase 10,000 shares of Common Stock at the fair market value of the Common Stock on such date. See "--Stock Option Plans." The Company provides no retirement benefits to non-employee directors. Directors who are also employees of the Company receive no additional compensation from the Company for services rendered in their capacity as directors.

EXECUTIVE COMPENSATION


  The following table provides information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1997, 1996 and 1995 of those persons who were at December 31, 1997 (i) the Chief Executive Officer and (ii) the four other executive officers of the Company (collectively, with the Chief Executive Officer, the "Named Officers").

                          SUMMARY COMPENSATION TABLE

                                               ANNUAL        LONG-TERM
                                            COMPENSATION    COMPENSATION
                                         ------------------ ------------
NAME AND PRINCIPAL POSITION                                  AWARDS (1)
---------------------------                                 ------------
                                                             SECURITIES
                                                             UNDERLYING     ALL OTHER
                                          SALARY              OPTIONS    COMPENSATION ($)
                                    YEAR   ($)    BONUS ($)    (#)(2)    ----------------
                                    ---- -------- --------- ------------
Andrew J. Filipowski,               1997 $772,000 $772,000    500,000        $264,590(3)
 President, Chief Executive Officer 1996  702,000      --         --          222,010
 and Chairman of the Board          1995  520,000      --     400,000          54,736
Paul L. Humenansky,                 1997 $508,000 $406,400    300,000        $108,001(4)
 Chief Operations Officer and       1996  462,000      --         --           90,904
 Executive Vice President--         1995  330,000      --     250,000           5,128
 Product Development
Michael P. Cullinane,               1997 $490,000 $392,000    250,000        $ 97,150(5)
 Executive Vice President, Chief    1996  445,500      --         --           83,036
 Financial Officer and Treasurer    1995  330,000      --     150,000           6,624
Thomas A. Slowey,                   1997 $300,000 $150,000    125,000        $ 22,313(6)
 Executive Vice President--Sales    1996  273,000      --         --           22,171
                                    1995  210,000      --      75,000           1,500
Paul A. Tatro,                      1997 $300,000 $150,000    100,000        $ 21,192(7)
 Executive Vice President--         1996  273,000      --         --           21,923
 International Operations           1995  210,000      --      75,000           1,500

--------
(1) None of the Named Officers had any restricted stock holdings as of December 31, 1996.
(2) Except for an option to purchase 25,000 shares of Common Stock granted to Mr. Slowey in January 1997 (the "Slowey Option"), these options were granted in October 1996, subject to stockholder approval of an amendment (the "Incentive Plan Amendment") to the PLATINUM technology, inc. Employee Incentive Compensation Plan (the "Incentive Plan"), which approval was obtained at the Company's 1997 annual meeting of stockholders. The Slowey Option was also granted subject to stockholder approval of the Incentive Plan Amendment.
(3) Includes $1,600 in Company matching contributions pursuant to the PLATINUM technology, inc. 401(k) Savings Plan (the "Savings Plan"), $122,494 in premiums paid by the Company for term life and disability insurance, $15,723 in premiums paid by the Company for the term portion of split-dollar life insurance, and $124,773 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.
(4) Includes $1,600 in Company matching contributions pursuant to the Savings Plan, $23,832 in premiums paid by the Company for term life and disability insurance, $4,544 in premiums paid by the Company for the term portion of split-dollar life insurance, and $78,025 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.
(5) Includes $1,600 in Company matching contributions pursuant to the Savings Plan, $28,125 in premiums paid by the Company for term life and disability insurance, $4,946 in premiums paid by the Company for the term portion of split-dollar life insurance, and $62,479 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.

(6) Includes $1,600 in Company matching contributions pursuant to the Savings Plan, $931 in premiums paid by the Company for the term portion of split-dollar life insurance, and $19,782 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.
(7) Includes $1,600 in Company matching contributions pursuant to the Savings Plan, $1,069 in premiums paid by the Company for the term portion of split-dollar life insurance, and $18,523 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.

  OPTION GRANTS IN 1997. The following table provides information on grants of stock options during fiscal 1997 to the Named Officers. No stock appreciation rights were granted to the Named Officers during fiscal 1997.

                             OPTION GRANTS IN 1997

                                                                                    POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED
                                                                                   ANNUAL RATES OF STOCK
                                                                                   PRICE APPRECIATION FOR
                                                  INDIVIDUAL GRANTS                    OPTION TERM(1)
                                              -------------------------            ----------------------
                                              PERCENT OF TOTAL EXERCISE
                         NUMBER OF SECURITIES OPTIONS GRANTED  OR BASE
                          UNDERLYING OPTIONS  TO EMPLOYEES IN   PRICE   EXPIRATION
NAME                        GRANTED (#)(2)     FISCAL YEAR(3)   ($/SH)     DATE      5% ($)     10% ($)
----                     -------------------- ---------------- -------- ---------- ---------- -----------
Andrew J. Filipowski....       500,000              13.6%      $13.6250  10/10/06  $4,284,345 $10,857,371
Paul L. Humenansky......       300,000               8.2        13.6250  10/10/06   2,570,607   6,514,422
Michael P. Cullinane....       250,000               6.8        13.6250  10/10/06   2,142,172   5,428,685
Thomas A. Slowey........       100,000               2.7        13.6250  10/10/06     856,869   2,171,474
                                25,000               0.7        13.5625  01/08/07     213,235     540,378
Paul A. Tatro...........       100,000               2.7        13.6250  10/10/06     856,869   2,171,474

--------
(1) Potential realizable value is presented net of the option exercise price but before any federal or state income taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains will be dependent on the future performance of the Common Stock and the option holder's continued employment throughout the vesting period. The amounts reflected in the table may not necessarily be achieved.
(2) These options are all non-qualified stock options. Subject to certain restrictions, these options become exercisable in four equal annual installments, beginning on the first anniversary of the date of grant. Except for the Slowey Option, these options were granted in October 1996, subject to stockholder approval of the Incentive Plan Amendment, which approval was obtained at the Company's 1997 annual meeting of stockholders. The Slowey Option was granted in January 1997, subject to stockholder approval of the Incentive Plan Amendment.
(3) The percentages shown do not reflect options granted in 1997 by companies acquired by the Company.

  AGGREGATED OPTION EXERCISES IN 1997 AND YEAR-END 1997 OPTION VALUES. The following table provides information on the Named Officers' option exercises in 1997 and unexercised options at December 31, 1997.

      AGGREGATED OPTION EXERCISES IN 1997 AND YEAR-END 1997 OPTION VALUES

                                                        NUMBER OF
                                                  SECURITIES UNDERLYING
                                                       UNEXERCISED          VALUE OF UNEXERCISED
                           SHARES                      OPTIONS AT          IN-THE-MONEY OPTIONS AT
                          ACQUIRED                  YEAR-END 1997 (#)       YEAR-END 1997 ($)(1)
                         ON EXERCISE   VALUE    ------------------------- -------------------------
      NAME                   (#)      REALIZED  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
      ----               ----------- ---------- ----------- ------------- ----------- -------------
Andrew J. Filipowski....      --     $      --   2,082,500     675,000    $37,805,540  $8,862,784
Paul L. Humenansky......   50,000       831,250    697,500     412,500     10,042,188   5,407,813
Michael P. Cullinane....   81,500     1,915,250    617,500     300,000     10,197,438   4,012,500
Thomas A. Slowey........   45,000       670,814    207,782     131,250      3,055,877   1,732,031
Paul A. Tatro...........   46,984       464,690    274,750     156,250      4,639,866   2,099,219

--------
(1) The value per option is calculated by subtracting the exercise price from the closing price of the Common Stock on the Nasdaq National Market on December 31, 1997, which was $28.25.

  EMPLOYMENT AGREEMENTS. Effective March 1, 1991, the Company entered into employment agreements with Messrs. Filipowski, Humenansky and Cullinane. These agreements were amended and restated as of January 1, 1996 with respect to Messrs. Filipowski and Cullinane and October 28, 1997 with respect to Mr. Humenansky. Mr. Filipowski's employment agreement provides for an initial base salary of $772,000 plus bonus compensation. Mr. Humenansky's employment agreement provides for an initial base salary of $508,000 plus bonus compensation. Mr. Cullinane's employment agreement provides for an initial base salary of $490,000 plus bonus compensation. Each of the employment agreements provides that the base salary is subject to review in accordance with the Company's normal practice for executive salary review and cannot be reduced without the consent of the executive. The agreements provide that all bonus arrangements for Messrs. Filipowski, Humenansky and Cullinane are established by the Compensation Committee of the Board of Directors. All of the employment agreements also provide for continuation of salary, bonuses and fringe benefits during the "Payout Period" (as defined below) following the executive's termination of employment with the Company for any reason other than "Good Cause," as defined in such agreements, or if the termination occurs within a certain time period before or after a "Change in Control" (as defined below) of the Company. The Payout Period under each of the employment agreements is three years from the date of termination, unless the termination is the result of a "Change in Control," in which case, the Payout Period is five years. Under these agreements, a "Change in Control" of the Company includes (a) certain reorganizations, consolidations or mergers of the Company, (b) certain transfers of all or substantially all of the assets of the Company, (c) the approval by the Company's stockholders of a plan of liquidation or dissolution, (d) a change in the Company's Board of Directors such that a majority of the members of the Company Board are not "continuing" directors, and (e) a person's acquiring 20% or more of (i) the outstanding shares of the Common Stock or (ii) the combined voting power of the Company's then outstanding securities, with certain exceptions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. Cowie, Devick and Frigo were the members of the Company's Compensation Committee during 1997. Mr. Filipowski is an executive officer of Platinum Venture Partners, Inc. ("PVP") and is the sole director of, and makes compensation decisions for, PVP. Mr. Devick is an executive officer of PEI, and Messrs. Filipowski, Humenansky and Cullinane, all of whom are executive officers of the Company, are directors of PEI. Messrs. Filipowski and Cullinane are also members of the compensation committee of PEI.

  The Company and Mastering consummated a merger (the "Merger") pursuant to the Mastering Merger Agreement, pursuant to which the Company acquired Mastering. An amendment to the Merger Agreement (the

"Amendment") was executed by the parties on April 7, 1998, and the Merger was completed on April 21, 1998. Mr. Filipowski, the President, Chief Executive Officer and Chairman of the Board of the Company, and Mr. Cowie, a director of the Company, are both also directors of Mastering. Mr. Filipowski held options to purchase 34,800 shares of common stock of Mastering (which were granted to him in his capacity as a director of Mastering) and, through Platinum Venture Partners I L.P. and Platinum Venture Partners II L.P. (together referred to as the "Platinum Ventures"), indirectly owned approximately 22,000 shares of common stock of Mastering. Mr. Cowie held options to purchase 34,800 shares of common stock of Mastering (granted to him in his capacity as a director of Mastering). Neither Mr. Filipowski nor Mr. Cowie participated in the original deliberations or vote of the Board of Directors or the board of directors of Mastering with respect to the Mastering Merger Agreement. Mr. Filipowski participated in the deliberations of the Board of Directors regarding the Amendment, but excused himself from the vote on the Amendment. Mr. Cowie did not participate in the deliberations or vote of the Board of Directors on the Amendment, and neither Mr. Filipowski nor Mr. Cowie participated in the deliberations or vote of the board of directors of Mastering on the Amendment. The Platinum Ventures owned a total of approximately 335,000 shares of common stock of Mastering. Mr. Filipowski is the President, Chief Executive Officer and a stockholder of PVP, the general partner of each of the Platinum Ventures, and is a limited partner of each of the Platinum Ventures. Additionally, each of the other executive officers and directors of the Company indirectly owned shares of common stock of Mastering (collectively totalling more than 20,000 shares). Pursuant to the terms of the Merger, the shares of Mastering common stock and options to purchase shares of Mastering common stock were converted into shares of Company Common Stock and options to purchase shares of Company Common Stock, respectively.

STOCK OPTION PLANS

 Directors' Plan

  The Board of Directors originally adopted the Directors' Stock Option Plan (the "Directors' Plan"), and it was approved by the stockholders of the Company at the Company's 1994 Annual Meeting. The Directors' Stock Option Plan was amended and restated by the Board in May 1996 and, as amended and restated, was approved by the stockholders of the Company at the Company's 1996 Annual Meeting. The Directors' Plan is administered by the Company's Board of Directors. Options are granted under the Directors' Plan only to non-employee directors of the Company. Options may be granted with respect to a total of not more than 500,000 shares of Common Stock under the Directors' Plan, subject to antidilution and other adjustment provisions. If an option expires or is terminated or canceled unexercised as to any shares, such released shares may again be optioned. As of April 30, 1998, options and awards covering an aggregate [114,000] shares of Common Stock had been granted under the Directors' Plan.

 Purchase Plan

  The Board of Directors adopted the 1996 Stock Purchase Plan (the "Purchase Plan"), and it was approved by the stockholders of the Company at the Company's 1996 Annual Meeting. The Purchase Plan is administered by a committee of the Board of Directors made up of directors who are not eligible to participate in the Purchase Plan (the "Purchase Plan Committee") and is operated on an annual basis from March 1 to the last day of the following February (a "Plan Year"). As of April 30, 1998, a total of 3,228,048 shares of Common Stock were available for purchase under the Purchase Plan, subject to antidilution and other adjustment provisions. No participant may purchase shares of Common Stock in any calendar year under the Purchase Plan with an aggregate fair market value (generally determined as of the beginning of the Plan Year) in excess of $25,000.

  The Purchase Plan permits eligible employee participants to purchase Common Stock through payroll deductions at a price per share which is equal to the lesser of eighty-five percent (85%) of the fair market value of the Common Stock on the grant date, which is the beginning of the Plan Year, or on the following purchase date. On each purchase date, which is generally quarterly on the last day of February, May, August and November, each Purchase Plan participant's accrued payroll deductions are automatically applied to the purchase of Common Stock.

  Employees eligible to participate in the Purchase Plan consist of all persons employed by the Company and any subsidiaries designated by the Company for participation in the Purchase Plan. The Purchase Plan excludes from participation any employee whose customary employment is for 20 hours or less per week or for not more than 5 months during a calendar year and any employee who owns stock possessing 5% or more of the total combined voting power or value of all classes of the Company's stock.

 Employee Plan

  The Board of Directors originally adopted the Employee Incentive Compensation Plan (the "Employee Plan") in 1995 and amended the Employee Plan in 1996 and 1997. The Employee Plan was approved by the stockholders of the Company at the Company's 1995 special meeting in lieu of an annual meeting, and the amendments were approved at the Company's 1996 annual meeting and 1997 annual meeting, respectively. The Board of Directors has adopted an amendment to the Employee Plan (the "Amendment") and such amendment is subject to the approval of the Company's stockholders at the Company's 1998 Annual Meeting. If approved, the amendment would increase the number of shares of Common Stock reserved and available for issuance under the Employee Plan by 5,000,000 shares (such additional shares being referred to herein as the "Amendment Shares"). The Employee Plan permits the issuance of awards in a variety of forms, including: (i) non-qualified and incentive stock options for the purchase of Common Stock, (ii) stock appreciation rights ("SARs"), (iii) restricted stock ("Restricted Stock"), (iv) deferred stock ("Deferred Stock"),
(v) bonus stock and awards in lieu of obligations, (vi) dividend equivalents,
(vii) other stock-based awards, and (viii) performance awards and cash incentive awards. The persons eligible to participate in the Employee Plan are directors, officers, employees and consultants of the Company or any subsidiary of the Company. The Employee Plan is administered by the Compensation Committee, unless the Board of Directors establishes a committee whose sole purpose is the administration of the Employee Plan (in any case, the "Employee Plan Committee"). No member of the Employee Plan Committee participates in the Employee Plan. Subject to certain limitations, the Employee Plan Committee in its discretion shall determine the persons to whom options and awards shall be granted, the amount of options and awards to be granted to each participant, the term, exercise, restriction, deferral and payment periods for options and awards, and any other restrictions and limitations on options and awards. As of April 30, 1998, there were no shares of Common Stock available for issuance under the Employee Plan. However, if the stockholders of the Company approve the Amendment, 5,000,000 shares will become available for issuance under the Employee Plan. In March 1998, the Company granted to its executive officers options to purchase a total of 1,530,000 shares of Common Stock, subject to stockholder approval of the Amendment.

                             CERTAIN TRANSACTIONS

  See the discussion under "Compensation Committee Interlocks and Insider Participation" above for a description of certain transactions involving the Company and its executive officers and directors.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of April 30, 1998 unless otherwise indicated below, certain information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of the Common Stock, (ii) each director of the Company, (iii) each of the Named Officers and (iv) all executive officers and directors of the Company as a group.

                                                            AMOUNT AND
                                                            NATURE OF   PERCENT
                                                            BENEFICIAL    OF
                      NAME AND ADDRESS                     OWNERSHIP(1)  CLASS
                      ----------------                     ------------ -------
   Andrew J. Filipowski(2)................................  4,449,294     6.1%
   T. Rowe Price Associates, Inc.(3)......................  5,741,400     8.9
   The Prudential Insurance Company of America(4).........  5,324,850     8.2
   Jennison Associates Capital Corp.(5)...................  5,261,600     8.1
   Michael P. Cullinane(6)................................    705,211     1.1
   Paul L. Humenansky(7)..................................    702,864     1.1
   Steven D. Devick(8)....................................    108,350       *
   Thomas A. Slowey(9)....................................    284,167       *
   Paul A. Tatro(10)......................................    248,782       *
   Gian Fulgoni(11).......................................     25,966       *
   James E. Cowie(12).....................................     55,218       *
   Arthur P. Frigo........................................     90,200       *
   All Executive Officers and Directors as a Group (9
    persons)(13)..........................................  6,670,052     8.8

--------
*Less than one percent
 (1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
 (2) Includes (a) 2,098,752 shares which may be acquired pursuant to the exercise of stock options held by Mr. Filipowski within 60 days of April 30, 1998, (b) 189,000 shares held by a foundation established by Mr. Filipowski and (c) 391,549 shares held by Platinum Ventures. Mr. Filipowski disclaims beneficial ownership of the shares held by the foundation. Mr. Filipowski disclaims beneficial ownership of the shares owned by Platinum Ventures except to the extent of his pecuniary interest. The address of Mr. Filipowski is c/o PLATINUM technology, inc., 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181.
 (3) As reported on a Schedule 13G/A filed with the Securities and Exchange Commission (the "Commission") on February 10, 1998 (the "Price 13G") jointly by T. Rowe Price Associates, Inc. ("Price Associates") and T. Rowe Price Science and Technology Fund, Inc. ("Price Fund"). According to the Price 13G, Price Associates has sole voting power with respect to 156,500 shares and sole dispositive power with respect to all 5,741,400 shares, and Price Fund has sole voting power with respect to 2,500,000 shares. The address of Price Associates and Price Fund is 100 E. Pratt Street, Baltimore, Maryland 21202.
 (4) As reported on a Schedule 13G/A filed with the Commission on February 9, 1998 (the "Prudential 13G") by the Prudential Insurance Company of America ("Prudential"). According to the Prudential 13G, Prudential has sole voting power and sole dispositive power with respect to 6,900 shares, shared voting power with respect to 4,601,650 shares and shared dispositive power with respect to 5,317,950 shares. The address of Prudential is 751 Broad Street, Newark, New Jersey 07102-3777.
 (5) As reported on a Schedule 13G/A filed with the Commission on February 12, 1998 (the "Jennison 13G") by Jennison Associates Capital Corp. ("Jennison"). According to the Jennison 13G, Jennison has sole voting power with respect to 6,600 shares, shared voting power with respect to 4,538,700 shares and shared dispositive power with respect to all 5,261,600 shares. The address of Jennison is 466 Lexington Ave., New York, New York 10017.
 (6) Includes (a) 617,500 shares which may be acquired pursuant to the exercise of stock options held by Mr. Cullinane within 60 days of April 30, 1998 and (b) 6,211 shares allocated to his account under the PLATINUM Stock Purchase Plan.
 (7) Includes (a) 697,500 shares which may be acquired pursuant to the exercise of stock options held by Mr. Humenansky within 60 days of April 30, 1998 and (b) 5,364 shares allocated to his account under the PLATINUM Stock Purchase Plan.
 (8) Includes 15,966 shares which may be acquired pursuant to the exercise of stock options held by Mr. Devick within 60 days of April 30, 1998.
 (9) Includes (a) 281,000 shares which may be acquired pursuant to the exercise of stock options held by Mr. Slowey within 60 days of April 30, 1998 and (b) 3,167 shares allocated to his account under the PLATINUM Stock Purchase Plan.
(10) Includes (a) 207,782 shares which may be acquired pursuant to the exercise of stock options held by Mr. Tatro within 60 days of April 30, 1998, and (b) 41,000 shares held as co-trustee, with his wife, of trusts for their benefit.
(11) Represents shares which may be acquired pursuant to the exercise of stock options held by Mr. Fulgoni within 60 days of April 30, 1998.
(12) Includes 32,218 shares which may be acquired pursuant to exercise of stock options held by Mr. Cowie within 60 days of April 30, 1998.
(13) Includes 3,983,284 shares which may be acquired pursuant to the exercise of stock options within 60 days of April 30, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 180,000,000 shares of Common Stock, $.001 par value per share (the "Common Stock"), and 10,000,000 shares of Class II Preferred Stock, $0.01 par value per share (the "Preferred Stock"), 1,000,000 shares of which (subject to adjustment upward or downward by the Board of Directors) have been designated as Series A Junior Participating Preferred Stock, and 1,775,000 of which (subject to adjustment upward or downward in accordance with the Company's Restated Certificate of Incorporation, as amended (the "Charter")) have been designated as Series B Preferred Stock. As of April 30, 1998, 71,444,627 shares of the Company Common Stock were issued and outstanding; 1,768,421 shares of Series B Preferred Stock were issued and outstanding, and no shares of the Series A Junior Participating Preferred Stock were issued or outstanding. The following description is a summary and is qualified in its entirety by reference to the provisions of the Charter, and the bylaws of the Company (the "Bylaws"), copies of which have been filed with and are available from the Commission and the Company upon request.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors to be elected at that meeting. Holders of Common Stock are not permitted to act by written consent. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares (of which 1,768,421 shares are currently issued and outstanding) of Preferred Stock in one or more series and to fix the voting powers, designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series. Currently, the Company has two outstanding series of preferred stock: Series B Preferred Stock and Series A Junior Participating Preferred Stock. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights (including voting rights), senior to the rights of holders of Common Stock, which could adversely affect the rights of holders of the Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company.

 Series B Preferred Stock

  Holders of shares of Series B Preferred Stock have voting rights only with respect to actions by the Company which will materially and adversely change any of the rights, privileges and preferences of the Series B Preferred Stock. Shares of Series B Preferred Stock may only be transferred to the Company, or any person or entity that, directly or indirectly, controls, is controlled by, or is under common control with the holder of such shares. Shares of Series B Preferred Stock are convertible, at any time, into shares of Common Stock at the rate of one-for-one (subject to certain adjustments). Furthermore, each share of Series B Preferred Stock shall automatically be converted into shares of Common Stock at the rate of one-for-one (subject to certain adjustments) upon the improper transfer of any shares of Series B Preferred Stock by any holder thereof. In the event of any liquidation, dissolution, or winding up of the Company, holders of Series B Preferred Stock are entitled to receive up to an amount equal to (i) $23.75 per share for each share of Series B Preferred Stock then held by them, plus (ii) the amount of declared but unpaid dividends thereon.

 Preferred Stock Purchase Rights

  The registered holders of Common Stock have the right (a "Right") to purchase from the Company, for each share of Common Stock owned, one one-hundredth of a share of Class II Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Rights Shares"), of the Company at a price of $125.00 per one one-hundredth of a Preferred Rights Share (the "Rights Purchase Price"), subject to adjustment. Each one-one hundredth of a Preferred Rights Share is entitled to one vote, a dividend equal to the dividend per share paid on the Common Stock, and a liquidation payment equal to the liquidation payment per share paid on the Common Stock. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

  The Rights are not exercisable until the earlier of (i) the close of business on the tenth business day after the first public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding shares of the Common Stock (an "Acquired Person"), or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by such person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date, the Rights will be evidenced by the certificates for the Common Stock, will be transferable only by the transfer of the shares of the Common Stock (including a transfer to the Company) will constitute a transfer of the Rights. As described below, after a person or group becomes an Acquiring Person, the Rights may not be redeemed or amended. The Rights will expire on January 5, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company as a result of the ownership of the Right, including, without limitation, the right to vote or to receive dividends.

  Until the Distribution Date (or earlier redemption or expiration of the Rights), certificates for the Common Stock issued upon the transfer or new issuance of shares of Common Stock will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock will also constitute the transfer of Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of shares of Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

  At any time after the Distribution Date, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise and in lieu of Preferred Rights Shares, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Rights Purchase Price. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void.

  At any time after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (a "Shares Acquisition Date"), if (i) the Company is the surviving corporation in a merger with any other company or entity, (ii) the Company is acquired in a merger or other business combination transaction, or (iii) 50% or more of the Company's consolidated assets or earning power are sold, each holder of a Right (other than those whose rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Rights Purchase Price and in lieu of Preferred Rights Shares, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction will have a market value of two times the exercise price of such Right.

  At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, without any additional payment, for shares of Common Stock at an exchange ratio equal to one share of Common Stock (or a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges) per Right, subject to adjustment.

  With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Rights Purchase Price. No fractional Rights Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Rights Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Rights Preferred Shares on the last trading day prior to the date of exercise.

  At any time prior to the Shares Acquisition Date, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Any provisions of the Rights may be amended by the Board of Directors of the Company prior to the Shares Acquisition Date. After the Shares Acquisition Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

  A copy of the Rights Agreement is available without charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

  The Rights have certain anti-takeover effects. The Rights should not interfere with any merger or business combination approved by the Board of Directors because the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of the Common Stock. However, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's stockholders. The Board of Directors has stated that the Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all stockholders.

CERTAIN CHARTER AND BYLAWS PROVISIONS

  The Charter and the Bylaws contain a number of provisions relating to corporate governance and to the rights of the Company stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Company's Board of Directors into three classes, each class serving for staggered three year terms; (ii) restrictions on the removal of directors; (iii) a requirement that special meetings of the Company's stockholders may be called only by the Board of Directors and that stockholder action may be taken only at the Company's stockholder meetings and not by written consent; (iv) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as it may determine; (v) a requirement that the affirmative vote of greater than 80% of the voting power of shares entitled to vote generally for the election of directors is required to amend provisions of the Charter relating to (a) the classification of the Board of Directors,
(b) removal of directors, and (c) the inability of the Company's stockholders to call special meetings and to take action by written consent; (vi) a requirement that the Bylaws may only be amended (other than by the Board of Directors) by the vote of the holders of 66% of the shares entitled to vote generally for the election of directors; and (vii) notice requirements in the Bylaws relating to nominations to the Board of Directors and to the raising of business matters at the Company's stockholder meetings.

DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the DGCL ("Section 203"). Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder, unless (i) the transaction that results in the person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries of the corporation, that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or
(ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if a majority of the Company's directors then in office approve either the business combination or the transaction which results in the person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

                                    EXPERTS


  The consolidated financial statements and related financial statement schedule of PLATINUM technology, inc., as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included in this Prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

         INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of KPMG Peat Marwick LLP...........................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996..............  F-3
Consolidated Statements of Operations for the years ended December 31,
 1997, 1996 and 1995......................................................  F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1997,
 1996 and 1995............................................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1996 and 1995......................................................  F-6
Notes to Consolidated Financial Statements................................  F-7
Report on Schedule of KPMG Peat Marwick LLP............................... F-30
Schedule II--Valuation and Qualifying Accounts............................ F-31

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
PLATINUM technology, inc.:

  We have audited the accompanying consolidated balance sheets of PLATINUM technology, inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PLATINUM technology, inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Chicago, Illinois
February 9, 1998, except for Note 18,
 which is as of March 14, 1998

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           AS OF DECEMBER 31,
                                                           --------------------
                         ASSETS                              1997       1996
   -----------------------------------------------------   ---------  ---------
Current assets:
  Cash and cash equivalents..............................  $ 178,138  $ 140,783
  Short-term investment securities.......................     57,597     42,755
  Trade accounts receivable, net of allowances of $1,613
   and $2,503............................................    212,731    165,131
  Installment accounts receivable, net of allowances of
   $878 and $395.........................................     30,043     13,603
  Accrued interest and other current assets..............     32,132     11,729
  Refundable income taxes................................        547        629
                                                           ---------  ---------
    Total current assets.................................    511,188    374,630
                                                           ---------  ---------
Non-current investment securities........................     25,553      2,135
Property and equipment, net..............................     77,842     72,750
Purchased and developed software, net....................    116,717     82,438
Excess of cost over net assets acquired, net of
 accumulated amortization of $15,975 and $10,610.........     52,759     37,382
Non-current installment receivables, net of allowances of
 $1,616 and $816.........................................     21,912     21,665
Other assets.............................................     28,206     27,572
                                                           ---------  ---------
    Total assets.........................................  $ 834,177  $ 618,572
                                                           =========  =========
          LIABILITIES AND STOCKHOLDERS' EQUITY
   -----------------------------------------------------
Current liabilities:
  Acquisition-related payables...........................  $  15,717  $   7,872
  Income taxes payable...................................      3,698      2,420
  Accounts payable.......................................     16,091     15,436
  Accrued commissions and bonuses........................     13,357     10,622
  Accrued royalties......................................      7,070      3,913
  Accrued restructuring costs............................      6,308         --
  Other accrued liabilities..............................     42,905     29,798
  Current maturities of long-term obligations............      1,319      3,246
  Deferred revenue.......................................    116,374     84,166
                                                           ---------  ---------
    Total current liabilities............................    222,839    157,473
                                                           ---------  ---------
Acquisition-related payables.............................     18,320      2,502
Deferred revenue.........................................     60,435     38,674
Deferred rent............................................      6,197      8,360
Accrued restructuring costs..............................     16,002        --
Long-term obligations, net of current maturities.........    266,824    115,803
                                                           ---------  ---------
    Total liabilities....................................    590,617    322,812
                                                           ---------  ---------
Stockholders' equity:
  Class II preferred stock, $.01 par value; authorized
   10,000, none issued and outstanding...................         --         --
  Subscribed Class II preferred stock, $.01 par value;
   1,768 shares subscribed in 1997.......................         18         --
  Common stock, $.001 par value; authorized 180,000,
   issued and outstanding 63,860 and 60,577..............         64         61
  Paid-in capital........................................    565,371    487,417
  Accumulated deficit....................................   (325,558)  (208,788)
  Unrealized holding gains on marketable securities......      8,262     17,805
  Foreign currency translation adjustment................     (4,597)      (735)
                                                           ---------  ---------
    Total stockholders' equity...........................    243,560    295,760
                                                           ---------  ---------
    Total liabilities and stockholders' equity...........  $ 834,177  $ 618,572
                                                           =========  =========

          See accompanying notes to consolidated financial statements.

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1996      1995
                                                 ---------  --------  ---------
Revenues:
  Software products............................. $ 357,223  $243,938  $ 158,597
  Maintenance...................................   125,245   102,364     76,498
  Professional services.........................   141,035   121,763     91,316
                                                 ---------  --------  ---------
    Total revenues..............................   623,503   468,065    326,411
                                                 ---------  --------  ---------
Costs and expenses:
  Professional services.........................   127,499   116,133     92,374
  Product development and support...............   187,383   155,277     94,027
  Sales and marketing...........................   228,387   182,597    113,978
  General and administrative....................    61,876    39,224     34,097
  Restructuring charges.........................    57,319       --         --
  Merger costs..................................     8,927     5,782     30,819
  Acquired in-process technology................    67,904    48,456     88,493
                                                 ---------  --------  ---------
    Total costs and expenses....................   739,295   547,469    453,788
                                                 ---------  --------  ---------
Operating loss..................................  (115,792)  (79,404)  (127,377)
Other income, net...............................    16,729     5,237      4,130
                                                 ---------  --------  ---------
Loss before income taxes........................   (99,063)  (74,167)  (123,247)
Income taxes....................................    18,721    (9,245)   (11,680)
                                                 ---------  --------  ---------
Net loss........................................ $(117,784) $(64,922) $(111,567)
                                                 =========  ========  =========
Net loss per share.............................. $   (1.90) $  (1.14) $   (2.50)
                                                 =========  ========  =========
Shares used in computing per share amounts......    62,042    56,968     44,671


          See accompanying notes to consolidated financial statements.

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                       YEARS ENDED DECEMBER 31,
                          ----------------------------------------------------
                                1997              1996              1995
                          ----------------  ----------------  ----------------
                          SHARES  AMOUNT    SHARES  AMOUNT    SHARES  AMOUNT
                          ------ ---------  ------ ---------  ------ ---------
Preferred stock:
 Balance at beginning of
  year...................    --  $     --      --  $     --      --  $     --
 Stock subscribed........  1,768        18     --        --      --        --
                          ------ ---------  ------ ---------  ------ ---------
 Balance at end of
  year...................  1,768 $      18     --  $     --      --  $     --
                          ====== =========  ====== =========  ====== =========
Common stock:
 Balance at beginning of
  year................... 60,577 $      61  54,598 $      55  39,670 $      40
 Exercise of stock
  options................    939         1     517         1     803         1
 Issuance of common
  stock under Stock
  Purchase Plan..........    882         1     197       --      --        --
 Issuance of common
  stock..................  1,461         1   5,265         5  14,125        14
 Conversion of
  subordinated notes.....      1       --      --        --      --        --
                          ------ ---------  ------ ---------  ------ ---------
 Balance at end of
  year................... 63,860 $      64  60,577 $      61  54,598 $      55
                          ====== =========  ====== =========  ====== =========
Paid-in capital:
 Balance at beginning of
  year...................        $ 487,417         $ 433,856         $ 191,194
 Exercise of stock
  options................            7,067             2,380             4,754
 Issuance of common
  stock under Stock
  Purchase Plan..........           11,540             1,801               --
 Issuance of common
  stock..................           17,514            49,515           237,907
 Preferred stock
  subscribed.............           41,848               --                --
 Amortization of shelf
  registration costs.....              (25)             (135)              --
 Conversion of
  subordinated notes.....               10               --                --
 Adjustment to conform
  fiscal years of pooled
  businesses.............              --                --                  1
                                 ---------         ---------         ---------
 Balance at end of
  year...................        $ 565,371         $ 487,417         $ 433,856
                                 =========         =========         =========
Notes receivable:
 Balance at beginning of
  year...................        $     --          $    (515)        $    (333)
 Issuance of notes
  receivable.............              --                --               (200)
 Repayment of notes
  receivable.............              --                --                 18
 Reclassification to
  other assets...........              --                515               --
                                 ---------         ---------         ---------
 Balance at end of
  year...................        $     --          $     --          $    (515)
                                 =========         =========         =========
Accumulated deficit:
 Balance at beginning of
  year...................        $(208,788)        $(143,771)        $ (30,958)
 Net loss................         (117,784)          (64,922)         (111,567)
 Adjustment for
  immaterial pooled
  businesses.............            1,014                45               --
 Other...................              --                --                (22)
 Adjustment to conform
  fiscal years of pooled
  businesses.............              --               (140)           (1,224)
                                 ---------         ---------         ---------
 Balance at end of
  year...................        $(325,558)        $(208,788)        $(143,771)
                                 =========         =========         =========
Unrealized appreciation
 in marketable
 securities:
 Balance at beginning of
  year...................        $  17,805         $     --          $     --
 Change in unrealized
  holding gains, net of
  tax....................           (9,543)           17,805               --
                                 ---------         ---------         ---------
 Balance at end of
  year...................        $   8,262         $  17,805         $     --
                                 =========         =========         =========
Foreign currency
 translation adjustment:
 Balance at beginning of
  year...................        $    (735)        $     588         $     183
 Translation
  adjustment.............           (3,862)           (1,323)              405
                                 ---------         ---------         ---------
 Balance at end of
  year...................        $  (4,597)        $    (735)        $     588
                                 =========         =========         =========
   Total stockholders'
    equity...............        $ 243,560         $ 295,760         $ 290,213
                                 =========         =========         =========

          See accompanying notes to consolidated financial statements.

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  YEARS ENDED DECEMBER 31,
                                                ------------------------------
                                                  1997       1996      1995
                                                ---------  --------  ---------
Cash flows from operating activities:
  Net loss..................................... $(117,784) $(64,922) $(111,567)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Depreciation and amortization..............    57,191    38,824     24,140
    Acquired in-process technology.............    67,904    48,456     88,493
    Write-off of fixed assets, capitalized
     software and other intangible assets in
     conjunction with the restructuring plan...    19,687       --         --
    Unrealized holding gains on marketable
     equity securities.........................   (12,581)     (920)       --
    Realized net gain on sales of investment
     securities................................    (7,566)   (1,032)      (332)
    Write-off of capitalized software in
     connection with product stabilization and
     mergers...................................       --        654        942
    Noncash compensation.......................       --        --          78
  Sales of trading securities..................     9,489       --         --
Changes in assets and liabilities, net of
 acquisitions:
  Trade and installment receivables............   (62,316)  (67,219)   (53,845)
  Deferred income taxes........................    14,580   (16,337)   (13,000)
  Accrued interest and other current assets ...   (10,394)   (1,170)    (3,134)
  Accounts payable and accrued liabilities.....    32,547    (7,080)     6,888
  Deferred revenue.............................    53,969    59,196     20,325
  Income taxes payable.........................     1,092       993      2,615
  Other........................................   (13,232)    6,657     16,073
                                                ---------  --------  ---------
      Net cash provided by (used in) operating
       activities..............................    32,586    (3,900)   (22,324)
                                                ---------  --------  ---------
Cash flows from investing activities:
  Purchases of investment securities...........   (66,957)  (18,797)   (61,484)
  Sales of investment securities...............        87    30,223     75,519
  Maturities of investment securities..........    24,383     5,846     10,753
  Purchases of property and equipment..........   (26,940)  (35,542)   (39,435)
  Purchased and developed software.............   (63,781)  (41,279)   (20,742)
  Payments for acquisitions....................   (19,338)  (17,853)  (103,085)
  Other assets.................................    (1,365)   (3,749)      (482)
                                                ---------  --------  ---------
      Net cash used in investing activities....  (153,911)  (81,151)  (138,956)
                                                ---------  --------  ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net
   of issuance costs...........................       --        --     194,420
  Proceeds from issuance of convertible notes,
   net of issuance costs.......................   144,967   110,783        --
  Proceeds from exercise of stock options and
   Stock Purchase Plan.........................    18,609     4,182      4,144
  Short-term borrowings........................       --      1,115      8,205
  Payments on borrowings.......................    (4,896)   (5,915)    (7,331)
  Other........................................       --        --        (256)
                                                ---------  --------  ---------
      Net cash provided by financing
       activities..............................   158,680   110,165    199,182
                                                ---------  --------  ---------
Adjustment to conform fiscal years of pooled
 businesses....................................       --       (140)    (2,203)
                                                ---------  --------  ---------
Net increase in cash and cash equivalents......    37,355    24,974     35,699
Cash and cash equivalents at beginning of
 year..........................................   140,783   115,809     80,110
                                                ---------  --------  ---------
Cash and cash equivalents at end of year....... $ 178,138  $140,783  $ 115,809
                                                =========  ========  =========

          See accompanying notes to consolidated financial statements.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations

  PLATINUM technology, inc. and its subsidiaries (collectively, the "Company" or "PLATINUM") develop, market and support software products, and provide related professional services, that help organizations manage and improve their information technology ("IT") infrastructures, which consist of data, systems and applications. The Company's products and services help IT departments, primarily in large and data-intensive organizations, minimize risk, improve service levels and leverage information to make better business decisions. The Company's products typically perform fundamental functions such as automating operations, maintaining the operating efficiency of systems and applications and ensuring data access and integrity. The Company currently develops software products through its four business units: database management, systems management, application infrastructure management and data warehousing and decision support. The Company markets and supports its products and services principally through its own sales organization, including an international network of wholly-owned subsidiaries.

 Use of Estimates

  In preparing the consolidated financial statements in conformity with generally accepted accounting principles, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 Principles of Consolidation

  The consolidated financial statements include the accounts of PLATINUM technology, inc. and its subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

 Revenue Recognition

  Revenues from software product sales of perpetual and fixed-term license agreements are recognized upon product delivery and customer acceptance, when all significant contractual obligations are satisfied and the collection of the resulting receivables is reasonably assured. Software product sales under extended payment terms are discounted to present value. Revenues from maintenance fees implicit in software product sales or separately priced maintenance agreements are recognized on a straight-line basis over the maintenance period.

  Professional service revenues are derived from the Company's consulting services business and educational programs. These revenues are comprised of both time and material contracts and fixed-price contracts. Time and material contract revenues are recognized as services are performed. Fixed-price contract revenues are recognized based on the percentage-of-completion method.

 Cash Equivalents and Investment Securities

  Cash equivalents are comprised of highly liquid investments with original maturities of three months or less. Investment securities consist primarily of state and municipal bonds with original maturities generally ranging from four to thirty years, corporate bonds with original maturities of less than one year and marketable equity securities. The Company classifies its investment securities as either available-for-sale or trading and reports them at fair value.

  Available-for-sale securities represent those securities that do not meet the classification of held-to-maturity and are not actively traded. Trading securities represent those securities which the Company intends to buy or sell in the near term for the purpose of generating profits on increases in market values. For available-for-sale

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES securities, unrealized holding gains and losses, net of income taxes, are reported as a separate component of stockholders' equity. For trading securities, unrealized holding gains and losses are reflected in pre-tax earnings. For securities transferred from available-for-sale to the trading classification, any unrealized holding gains or losses at the date of transfer are recognized in pre-tax earnings immediately.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives, generally three to seven years, of the various classes of property and equipment. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful life of the asset.

 Purchased and Developed Software

  Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing and documentation, are capitalized.

  Amortization of purchased and developed software is provided on a product-by-product basis over the estimated economic life of the software, generally four years, using the straight-line method. This method generally results in greater amortization expense per year than the method based on the ratio of current year gross product revenue to current and anticipated future gross product revenue. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination.

 Excess of Cost Over Net Assets Acquired

  Excess of cost over net assets acquired is amortized on a straight-line basis over the expected period to be benefited, generally seven to 10 years. Adjustments to the carrying value of excess of cost over net assets acquired are made if the sum of expected future net cash flows from the business acquired is less than book value.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period of enactment.

 Fair Value of Financial Instruments and Long-Lived Assets

  The Company has reviewed the following financial instruments and determined that their fair values approximated their carrying values as of December 31, 1997: cash and cash equivalents; trade and installment receivables; accrued interest and other current assets; refundable income taxes; acquisition-related payables; accounts payable and other accrued liabilities; and long-term obligations, excluding convertible subordinated notes. Investment securities are discussed in Note 3, and convertible subordinated notes are discussed in Note 12.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," under which the Company has reviewed long-lived assets and certain intangible assets and determined that their carrying values as of December 31, 1997 are recoverable in future periods.

 Earnings Per Share

  In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which established new methods for computing and presenting earnings per share ("EPS") and replaced the presentation of primary and fully-diluted EPS with basic ("Basic") and diluted EPS. Basic earnings per share is based on the weighted average number of shares outstanding and excludes the dilutive effect of unexercised common stock equivalents. Diluted earnings per share is based on the weighted average number of shares outstanding and includes the dilutive effect of unexercised common stock equivalents. Because the Company reported a net loss for the years ended December 31, 1997, 1996 and 1995, per share amounts have been presented under the Basic method only.

  Had the Company reported net earnings for the years ended December 31, 1997, 1996 and 1995, the weighted average number of shares outstanding would have potentially been diluted by the following common equivalent securities (not assuming the effects of applying the treasury stock method to outstanding stock options or the if-invested method to convertible securities):

                                                   1997       1996      1995
                                                ---------- ---------- ---------
   Stock options............................... 11,861,865 10,143,622 8,404,911
   Convertible subordinated notes (November
    1996)......................................  8,243,010  8,243,727       --
   Convertible subordinated notes (December
    1997)......................................  4,160,600        --        --
                                                ---------- ---------- ---------
                                                24,265,475 18,387,349 8,404,911
                                                ========== ========== =========

  Additionally, net earnings applicable to common stockholders for the years ended December 31, 1997 and 1996 would have been increased by interest expense, net of income taxes, related to the convertible subordinated notes of $5,870,000 and $501,000, respectively.

 Foreign Currency Translation and Transactions

  The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates are included as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations.

 Derivative Financial Instruments

  In the ordinary course of business, the Company enters into forward exchange contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in currencies other than the functional currency of the reporting entity. All foreign exchange forward contracts designated and effective as hedges of firm commitments are treated as hedges, as required by generally accepted accounting principles.

  Forward exchange contracts are reported at fair value within short-term investment securities. Fair values of forward exchange contracts are determined using published rates. Gains and losses on the forward exchange contracts are included in other income and expense and offset foreign exchange gains and losses from the revaluation of intercompany balances denominated in currencies other than the functional currency of the reporting entity. Realized and unrealized holding gains and losses on the forward exchange contracts are reported within operating activities in the statement of cash flows.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

 Stock-Based Compensation

  On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize the compensation expense associated with the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net income and earnings per share disclosures as if the fair value method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS No. 123.

 Transfers and Servicing of Financial Assets and Extinguishments of
Liabilities

  On January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The Company sells installment receivables to third party finance companies in the normal course of business. During 1997, all such transactions were accounted for as sales in accordance with SFAS No. 125.

 Supplemental Cash Flow Disclosure

  Income tax refunds received by the Company amounted to $524,000, $307,000 and $933,000 in 1997, 1996 and 1995, respectively. Cash paid for income taxes in 1997, 1996 and 1995 was $1,173,000, $2,179,000 and
$987,000, respectively. Cash paid for interest in 1997, 1996 and 1995 was $8,419,000, $787,000 and $824,000, respectively.

 Reclassifications

  Certain prior year amounts have been reclassified to conform to the 1997 presentation.

2. ACQUISITIONS

 Poolings of Interests

  On June 15, 1995, the Company acquired all of the outstanding capital stock of Software Interfaces, Inc. ("SII"), a leading provider of data access, reporting and data conversion utilities for relational and non-relational database management systems, in exchange for 1,085,450 shares of the Company's Common Stock, $.001 par value (the "Common Stock"), which had a market value, based upon the trading price of the Common Stock on the Nasdaq National Market ("Market Value"), of approximately $20,000,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 14,377 shares of Common Stock.

  On August 9, 1995, the Company acquired all of the outstanding capital stock and warrants of Answer Systems, Inc. ("Answer"), a pioneer in client/server help desk solutions, in exchange for 1,567,946 shares of Common Stock, which had a Market Value of approximately $38,000,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 42,176 shares of Common Stock.

  On August 16, 1995, the Company acquired all of the outstanding capital stock of Locus Computing Corporation ("Locus"), a leading provider of consulting services for information technology users and suppliers, in exchange for 1,452,445 shares of Common Stock, which had a Market Value of approximately $33,000,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 231,905 shares of Common Stock.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  On August 23, 1995, the Company acquired all of the outstanding capital stock of Altai, Inc. ("Altai"), a vendor of integrated automated operations software for open computing, in exchange for 1,098,295 shares of Common Stock, which had a Market Value of approximately $23,000,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 52,696 shares of Common Stock.

  On August 25, 1995, the Company acquired all of the outstanding capital stock of Trinzic Corporation ("Trinzic"), a major provider of data warehousing and open systems tools and services, in exchange for 6,654,484 shares of Common Stock, which had a Market Value of approximately $150,000,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 620,948 shares of Common Stock.

  On November 17, 1995, the Company acquired all of the outstanding capital stock of Softool Corporation ("Softool"), a leading provider of software change and configuration management technology, in exchange for 1,452,708 shares of Common Stock, which had a Market Value of approximately $25,000,000 at the time of the acquisition.

  On February 8, 1996, the Company acquired all of the outstanding capital stock of Prodea Software Corporation ("Prodea"), a leading provider of data warehousing and business intelligence tools, in exchange for 2,126,913 shares of Common Stock, which had a Market Value of approximately $36,000,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 212,427 shares of Common Stock.

  On March 26, 1996, the Company acquired all of the outstanding capital stock of Paradigm Systems Corporation ("Paradigm"), a leading provider of information technology consulting services, in exchange for 762,503 shares of Common Stock, which had a Market Value of approximately $12,800,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 87,912 shares of Common Stock.

  On March 29, 1996, the Company acquired all of the outstanding capital stock of Axis Systems International, Inc. ("Axis"), a leading provider of information technology consulting services, in exchange for 319,926 shares of Common Stock, which had a Market Value of approximately $6,300,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 59,986 shares of Common Stock.

  On January 31, 1997, the Company acquired all of the outstanding capital stock of Australian Technology Resources Pty Limited ("ATR"), a leading provider of information technology consulting services, in exchange for 313,784 shares of Common Stock, which had a Market Value of approximately $5,000,000 at the time of the acquisition.

  On February 28, 1997, the Company acquired all of the outstanding capital stock of I&S Informationstechnik and Services GmbH ("I&S"), a leading provider of information technology consulting services, in exchange for 1,089,867 shares of Common Stock, which had a Market Value of approximately $17,200,000 at the time of the acquisition.

  Each of the aforementioned transactions was accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. Merger costs relating to the acquisitions consummated in 1997, 1996 and 1995 amounted to $8,927,000, $5,782,000 and $30,819,000, respectively, of which $3,155,000, $353,000 and $1,942,000, were included in other accrued liabilities at December 31, 1997, 1996 and 1995, respectively. These costs included investment banking and other professional fees, write-downs of certain assets, employee severance payments, costs of closing excess office facilities and various other expenses.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The following information reconciles total revenues and net loss of PLATINUM technology, inc. as previously reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 with the amounts presented in the accompanying consolidated statements of operations for the years ended December 31, 1996 and 1995, as well as separate results of operations for 1997 of ATR and I&S during the periods preceding their acquisition. The 1997 results presented for ATR represent the one-month period ended January 31, 1997. The 1997 results for I&S represent the two-month period ended February 28, 1997.

                           1997                1996                1995
                    ------------------- ------------------- ------------------
                                                                        NET
                             NET INCOME          NET INCOME           INCOME
                    REVENUES   (LOSS)   REVENUES   (LOSS)   REVENUES  (LOSS)
                    -------- ---------- -------- ---------- -------- ---------
   PLATINUM(1).....                     $439,190  $(67,962) $304,676 $(111,933)
   ATR.............  $  511     $(56)      9,132       142     9,492       301
   I&S.............   2,627      109      19,743     2,898    12,243        65
                                        --------  --------  -------- ---------
       Total.......                     $468,065  $(64,922) $326,411 $(111,567)
                                        ========  ========  ======== =========

--------
(1) Represents the historical results of PLATINUM technology, inc. without considering the effect of the poolings of interests consummated during 1997. All merger costs and acquired in-process technology charges are reflected in the historical results of PLATINUM.

  The consolidated statement of operations for the year ended December 31, 1996 reflects the impact of ATR's operating results for the six months ended June 30, 1996, which are also included in the year ended December 31, 1995 statement of operations due to differences in reporting periods relative to PLATINUM. The revenues and net income of ATR included more than once were $5,061,000 and $140,000, respectively.

  The consolidated statement of operations for the year ended December 31, 1995 reflects the impact of Trinzic's operating results for the quarter ended March 31, 1995, which are also included in the year ended December 31, 1994 statement of operations due to differences in reporting periods relative to PLATINUM. The revenues and net income of Trinzic included more than once were $12,553,000 and $215,000, respectively.

  The consolidated statement of operations for the year ended December 31, 1995 reflects the impact of certain operating results included more than once, due to the differences in reporting periods of Altai and Locus relative to that of PLATINUM. The revenues and net income of Altai included more than once were $2,514,000 and $441,100, respectively. The revenue and net income of Locus included more than once were $3,197,000 and $568,000, respectively.

  During 1996, the Company consummated an immaterial acquisition accounted for as a pooling of interests. The Company did not restate the consolidated financial statements to reflect the results of this entity for the periods preceding the acquisition. As a result, the retained earnings of this entity were recorded as of the acquisition date, causing a $45,000 adjustment to the Company's accumulated deficit in 1996. This adjustment is reflected in the consolidated statement of stockholders' equity.

  On November 26, 1997, the Company consummated an immaterial acquisition accounted for as a pooling of interests. The Company acquired all of the outstanding capital stock of Vayda Consulting, Inc. ("Vayda"), a leading provider of information technology consulting services, in exchange for 580,231 shares of Common Stock, which had a Market Value of approximately $15,300,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 67,937 shares of Common Stock. The Company did not restate the consolidated financial statements to reflect the results of Vayda for the periods

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES preceding the acquisition. As a result, the retained earnings of Vayda were recorded as of the acquisition date, causing an adjustment of $1,014,000 to the Company's accumulated deficit in 1997. This adjustment is reflected in the consolidated statement of stockholders' equity.

 Purchase Transactions

  The Company has also made a number of acquisitions that have been accounted for under the purchase method. Accordingly, purchase prices have been allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Amounts allocated to acquired in-process technology have been expensed at the time of acquisition. Excess of cost over net assets acquired is amortized on a straight-line basis over the expected period to be benefited, generally seven to ten years. The consolidated statements of operations reflect the results of operations of the purchased companies since the effective dates of the acquisitions.

  To determine the fair market value of the acquired in-process technology, the Company considered the three traditional approaches of value: the cost approach, the market approach and the income approach. The Company relied primarily on the income approach, whereupon fair market value is a function of the future revenues expected to be generated by an asset, net of all allocable expenses and charges for the use of contributory assets. The future net revenue stream is discounted to present value based upon the specific level of risk associated with achieving the forecasted asset earnings. The income approach focuses on the income producing capability of the acquired assets and best represents the present value of the future economic benefits expected to be derived from these assets.

  The Company determined that the acquired in-process technologies had not reached technological feasibility based on the status of design and development activities that required further refinement and testing. The development activities required to complete the acquired in-process technologies included additional coding, cross-platform porting and validation, quality assurance procedures and customer beta testing.

  The acquired technologies represent unique and emerging technologies, the application of which is limited to the Company's IT infrastructure strategy. Accordingly, these acquired technologies have no alternative future use.

  Effective March 1995, the Company acquired all of the outstanding capital stock of SQL Software Corporation ("SQL"), a provider of Windows-based development tools for managing multiple relational databases, for approximately $2,000,000; the assets of Viatech Development, Inc. ("Viatech"), a provider of electronic distribution tools, for approximately $5,300,000; and the assets of BrownStone Solutions, Inc. ("BrownStone"), a vendor of repository technology, for approximately $6,300,000. Also effective March 1995, the Company acquired all of the outstanding capital stock of RELTECH Group, Inc. ("Reltech"), a vendor of repository technology, for approximately $9,800,000 in cash plus 318,453 shares of Common Stock, which had a Market Value of approximately $7,500,000 at the time of the acquisition.

  Effective July 1995, the Company acquired all of the outstanding capital stock of Advanced Software Concepts, Inc. ("ASC"), a leading provider of distributed storage network management solutions for heterogeneous environments, for approximately $7,000,000.

  Effective November 1995, the Company acquired substantially all of the assets of ProtoSoft, Inc. ("ProtoSoft"), a pioneer in portable, object-oriented analysis and design software for building enterprise-wide applications and the developer of Paradigm Plus, for approximately $30,000,000 in cash plus 582,121 shares of Common Stock, which had a Market Value of approximately $10,000,000 at the time of the acquisition.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  Effective December 1995, the Company purchased all of the outstanding capital stock of AIB Software Corporation ("AIB"), a leader in multi-platform application development and testing tools, for approximately $2,200,000 in cash plus 478,045 shares of Common Stock, which had a Market Value of approximately $9,000,000 at the time of the acquisition; Protellicess Software, Inc. ("Protellicess"), a leader in enterprise project and process management software, in exchange for 822,077 shares of Common Stock, which had a Market Value of approximately $15,000,000 at the time of the acquisition; and BMS Computer, Inc. ("BMS"), a leader in integrated chargeback systems that provide job accounting, chargeback, cost analysis and resource reporting for heterogeneous environments, for approximately $6,900,000. In conjunction with the acquisitions of AIB and Protellicess, the Company assumed stock options which converted into options to purchase 116,144 and 128,320 shares of Common Stock, respectively.

  During 1995, the Company also acquired certain software technologies with an aggregate purchase price of approximately $10,227,000.

  Internationally, during 1995, the Company acquired Echo-Soft Technologies Sarl, a software sales and consulting firm located in France, Krystal Software SA, an international affiliate of the Company in France, and Sequel UK Ltd., an international affiliate of the Company in the United Kingdom. The Company also terminated its agreements with four other international affiliates and established wholly-owned subsidiaries for these operations. The aggregate price for these transactions was approximately $11,563,000.

  Effective January 1996, the Company acquired all of the outstanding capital stock of Advanced Systems Technologies, Inc. ("AST"), a leading developer of performance management tools, in exchange for approximately $445,000 in cash plus 344,640 shares of Common Stock, which had a Market Value of approximately $5,800,000 at the time of the acquisition.

  Effective July 1996, the Company acquired all of the outstanding capital stock of Software Alternatives, Inc. (d/b/a System Software Alternatives) ("Software Alternatives"), a leading provider of production scheduling software, for approximately $1,900,000. Also effective July 1996, the Company acquired all of the outstanding capital stock of Grateful Data, Inc. (d/b/a TransCentury Data Systems) ("Grateful Data"), a Year 2000 solution provider, for $100,000 in cash plus 333,333 shares of Common Stock, which had a Market Value of approximately $4,000,000 at the time of the acquisition.

  Effective December 1996, the Company acquired all of the outstanding capital stock of VREAM, Inc. ("VREAM"), a leading provider of virtual reality software for the World Wide Web and other interactive environments, in exchange for 760,383 shares of Common Stock, which had a Market Value of approximately $10,300,000 at the time of the acquisition. In addition, the Company assumed stock options which converted into options to purchase 70,257 shares of Common Stock.

  During 1996, the Company also acquired certain software technologies for an aggregate purchase price of approximately $3,513,000.

  Internationally, effective December 1996, the Company acquired substantially all of the assets of the Access Manager business unit of the High Performance Systems division of International Computers Limited ("Access Manager"), a leading provider of single-sign-on security computer software for enterprise computing technology, in exchange for 2,286,222 shares of Common Stock, which had a Market Value of approximately $30,000,000 at the time of the acquisition.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  Effective February 1997, the Company acquired all of the outstanding capital stock of GEJAC, Inc. ("GEJAC"), a leading provider of UNIX and NT charge-back software, in exchange for 412,801 shares of Common Stock, which had a Market Value of approximately $6,800,000 at the time of the acquisition.

  Internationally, effective October 1997, the Company acquired all of the outstanding capital stock of ProMetrics Group Limited ("ProMetrics"), a leading provider of productivity management software, in exchange for approximately $8,000,000 in cash plus 364,396 shares of Common Stock, which had a Market Value of approximately $9,500,000 at the time of the acquisition, plus contingent consideration of approximately $11,000,000, as specified in the acquisition agreement. The Company's issuance of Common Stock was substantially used to retire approximately $7,000,000 of assumed debt under the acquisition agreement.

  On December 23, 1997, the Company and Intel Corporation ("Intel") entered into certain agreements providing for the sale and license to the Company by Intel of certain product technologies and the payment to the Company by Intel of certain cash consideration. In exchange, the Company agreed to issue to Intel 1,768,421 shares of the Company's Class II Series B Preferred Stock ("Preferred Stock"), which had a Market Value of approximately $42,000,000 on the date of the agreement, and to distribute certain products manufactured by Intel. Additionally, the Company licensed certain product technologies to Intel.

  During 1997, the Company also acquired certain other software technologies for an aggregate purchase price of approximately $6,800,000.

  The following unaudited pro forma summary presents the Company's results of operations as if the acquisitions accounted for as purchases had occurred at the beginning of each period. This summary is provided for informational purposes only. It does not necessarily reflect the actual results that would have occurred had the acquisitions been made as of those dates or of results that may occur in the future.

                                                              1997       1996
                                                            ---------  --------
                                                              (IN THOUSANDS,
                                                                  EXCEPT
                                                             PER SHARE DATA)
      Revenues............................................. $ 632,150  $485,456
      Net loss.............................................  (120,431)  (73,853)
      Net loss per share...................................     (1.92)    (1.27)

  The Company estimates aggregate payments for acquisition-related payables in connection with the acquisitions described above to be $15,717,000, $17,682,000 and $638,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

  The Company may be required to make additional payments in future years to various former owners of acquired businesses based upon the attainment of certain operating results by such businesses. The amount of these payments was not determinable at December 31, 1997. Additional payments will be charged to compensation expense or recorded as an adjustment to the respective purchase price in the periods in which such payments are determinable.

3. INVESTMENT SECURITIES

  At December 31, 1997, the Company classified its marketable debt and equity securities as either available-for-sale or trading. Available-for-sale securities represent those securities that do not meet the classification of held-to-maturity and are not actively traded. Trading securities represent those securities which the Company intends to buy or sell in the near term for the purpose of generating profits on increases in market values. At December 31, 1997, net unrealized holding gains from available-for-sale securities of $13,770,000, reduced by

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES income taxes of approximately $5,508,000, were included as a separate component of stockholders' equity. For the year ended December 31, 1997, available-for-sale securities amounting to $24,972,000 were reclassified to trading securities. The Company reclassified its available-for-sale securities to trading securities during 1997, because the Company intended to sell the securities at various dates in the near future to benefit from increases in the market price of those securities. Unrealized holding gains from reclassified securities of approximately $19,829,000, previously reported as a separate component of stockholders' equity in the amount of $11,897,000 (net of income taxes), were recognized in pre-tax earnings for the year ended December 31, 1997. The Company sold a portion of its trading securities during 1997 and consequently reclassified the corresponding unrealized gains to realized gains. For the year ended December 31, 1997, the Company reported unrealized holding gains of approximately $12,581,000 in pre-tax earnings.

  During 1996, certain cost-basis equity investments became marketable equity securities and were reclassified as either available-for-sale or trading. The Company owns equity interests in certain technology companies that executed initial public offerings during 1996. As a result, the Company reclassified these investments based upon future trading intentions. The cost and unrealized gain, net of income taxes, on the investment transferred to the available-for-sale classification were approximately $8,383,000 and $17,805,000, respectively. The cost and unrealized gain on the investment transferred to the trading classification were approximately $1,125,000 and $920,000, respectively.

  The amortized cost, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of investment securities at December 31, 1997 were as follows:

                                               DECEMBER 31, 1997
                               -------------------------------------------------
                                             GROSS         GROSS
                               AMORTIZED  UNREALIZED     UNREALIZED
                                 COST    HOLDING GAINS HOLDING LOSSES FAIR VALUE
                               --------- ------------- -------------- ----------
                                                (IN THOUSANDS)
      Current:
        Available-for-sale--
          U.S. Government
           securities.........  $ 7,571     $     2        $ --        $ 7,573
          State and municipal
           bonds..............    1,356           4          (36)        1,324
          Corporate bonds.....   13,812          26           (2)       13,836
          Marketable equity
           securities.........    3,240      13,770          --         17,010
                                -------     -------        -----       -------
                                 25,979      13,802          (38)       39,743
                                -------     -------        -----       -------
        Trading securities--
          Marketable equity
           securities.........    4,338      13,867         (351)       17,854
                                -------     -------        -----       -------
                               $30,317      $27,669        $(389)      $57,597
                                =======     =======        =====       =======
      Non-current:
        Available-for-sale--
          State and municipal
           bonds..............  $25,498     $    55        $ --        $25,553
                                =======     =======        =====       =======

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The amortized cost, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of investment securities at December 31, 1996 were as follows:

                                               DECEMBER 31, 1996
                               -------------------------------------------------
                                             GROSS         GROSS
                               AMORTIZED  UNREALIZED     UNREALIZED
                                 COST    HOLDING GAINS HOLDING LOSSES FAIR VALUE
                               --------- ------------- -------------- ----------
                                                (IN THOUSANDS)
      Current:
        Available-for-sale--
          State and municipal
           bonds..............  $   402     $     1         $--        $   403
          Corporate bonds.....    2,002         --            (1)        2,001
          Marketable equity
           securities.........    8,383      29,923          --         38,306
                                -------     -------         ----       -------
                                 10,787      29,924           (1)       40,710
                                -------     -------         ----       -------
        Trading securities--
          Marketable equity
           securities.........    1,125         920          --          2,045
                                -------     -------         ----       -------
                                $11,912     $30,844         $ (1)      $42,755
                                =======     =======         ====       =======
      Non-current:
        Available-for-sale--
          State and municipal
           bonds..............  $ 2,122     $    51         $(38)      $ 2,135
                                =======     =======         ====       =======

  The contractual maturities of debt securities at December 31, 1997 were as follows:

                                                                    FAIR VALUE
                                                                  --------------
                                                                  (IN THOUSANDS)
      Due within one year........................................    $22,733
      Due after one year through five years......................        416
      Due after five years.......................................     25,137
                                                                     -------
                                                                     $48,286
                                                                     =======

  Using the specific identification method, the gross realized gains and gross realized losses on the sale of available-for-sale securities were approximately $44,000 and $0, respectively, for the year ended December 31, 1997, $1,032,000 and $0, respectively, for the year ended December 31, 1996 and $467,000 and $(135,000), respectively, for the year ended December 31, 1995. For the year ended December 31, 1997, the Company also sold investments classified as trading securities. Gross realized gains and gross realized losses related to these sales were $7,522,000 and $0, respectively.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

4. PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
                                                               (IN THOUSANDS)
      Furniture and fixtures................................. $ 28,070 $ 26,568
      Computers and software.................................   65,717   62,338
      Transportation.........................................   11,445    8,117
      Leasehold improvements.................................   26,498   20,780
                                                              -------- --------
                                                               131,730  117,803
      Less accumulated depreciation and amortization.........   53,888   45,053
                                                              -------- --------
                                                              $ 77,842 $ 72,750
                                                              ======== ========

5. PURCHASED AND DEVELOPED SOFTWARE

  Purchased and developed software consists of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
                                                               (IN THOUSANDS)
      Purchased software..................................... $ 47,238 $ 34,618
      Software development costs.............................  141,690   89,400
                                                              -------- --------
                                                               188,928  124,018
      Less accumulated amortization..........................   72,211   41,580
                                                              -------- --------
                                                              $116,717 $ 82,438
                                                              ======== ========

  During the years ended December 31, 1997, 1996 and 1995, $62,504,000, $38,555,000 and $19,867,000, respectively, of software development costs were capitalized. The Company recognized amortization expense applicable to internally developed capitalized software of $21,361,000, $11,309,000 and $6,276,000 during 1997, 1996 and 1995, respectively. The Company recognized amortization expense applicable to purchased software of $9,270,000, $6,237,000 and $3,084,000 during 1997, 1996 and 1995, respectively. During
1997, the Company wrote-off $10,214,000 of capitalized software development costs and $1,450,000 of purchased software related to the restructuring plan executed in May 1997. During 1996, the Company wrote off $654,000 of capitalized software development costs related to certain AIB, SII and other product technologies.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

6. INSTALLMENT ACCOUNTS RECEIVABLE

  Installment accounts receivable consist of the following:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
      Current installment receivables....................... $ 42,753  $ 19,763
      Allowance for uncollectible amounts...................     (878)     (395)
      Deferred maintenance fees.............................  (10,124)   (5,058)
      Unamortized discounts.................................   (1,708)     (707)
                                                             --------  --------
                                                             $ 30,043  $ 13,603
                                                             ========  ========
      Non-current installment receivables................... $ 58,889  $ 40,827
      Allowance for uncollectible amounts...................   (1,616)     (816)
      Deferred maintenance fees.............................  (27,603)  (16,347)
      Unamortized discounts.................................   (7,758)   (1,999)
                                                             --------  --------
                                                             $ 21,912  $ 21,665
                                                             ========  ========

  Installment accounts receivable represent amounts collectible on long-term financing arrangements and include fees for product licenses, upgrades and maintenance, sometimes also bundled with professional services contracts. Installment receivables are generally financed over three to five years and are recorded net of unamortized discounts, deferred maintenance fees and allowances for uncollectible amounts.

  The Company sells a significant portion of its installment receivables to third parties. When these receivables are sold, the Company reduces the gross installment receivable balance. Additionally, the Company reclassifies the deferred maintenance to an obligation, which was previously reflected as a reduction of the related installment receivable balance. The deferred maintenance is recognized ratably into income over the term of the maintenance agreement.

  Proceeds from the sale of installment receivables for 1997 and 1996 were approximately $206,916,000 and $129,328,000, respectively. There were no accounts receivable sold with recourse for the year ended December 31, 1997. Accounts receivable sold with recourse were $19,373,000 and $2,993,000 for the years ended
December 31, 1996 and 1995, respectively. As of December 31, 1997, there were no potential recourse obligations for accounts receivable sold with recourse. As of December 31, 1996 and 1995, potential obligations for accounts receivable sold with recourse were $16,817,000 and $5,177,000, respectively. In addition to accounts receivable sold with recourse, the Company has an agreement with a third party that provides for potential recourse obligations in the form of a loss pool based on the performance of the related accounts receivable portfolio. Based on the terms of that agreement, potential recourse obligations at December 31, 1997 and 1996 were $14,632,000 and $9,300,000, respectively. Based on the credit ratings of the underlying obligors to the accounts receivable and the performance history of the accounts receivable portfolio, the Company has assessed the exposure related to these recourse obligations and determined the potential liability to be minimal. The fair market value of the recourse obligations at December 31, 1997 was not determinable.

7. EMPLOYEE BENEFIT PLANS

  The Company has various defined contribution retirement plans (401(k) and profit sharing) for qualified employees. Employer contributions made under the plans totaled $1,511,000, $1,071,000 and $406,000 in 1997, 1996 and 1995,
respectively.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

8. LINE OF CREDIT

  At December 31, 1997, the Company had an unsecured bank line of credit for $55,000,000, under which borrowings bear interest at rates ranging from approximately LIBOR plus 1% to the bank's prime rate. This line of credit is subject to limitations based upon certain financial covenants. At December 31, 1997, there were no borrowings outstanding under this line of credit.

  At December 31, 1997, the Company had aggregate letters of credit outstanding for approximately $2,623,000, with expiration dates ranging from March 1998 to December 1998. These letters of credit reduce the available line of credit balance.

9. STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

  As of December 31, 1997, the Company and its subsidiaries had seven stock option plans, which are described below, as well as several plans that have been assumed pursuant to acquisitions. The Company applies APB Opinion No. 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its employee stock purchase plan (the "Stock Purchase Plan").

  Had compensation cost for the Company's stock option plans and the Stock Purchase Plan been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been the pro forma amounts indicated below for the years ended December 31, 1997, 1996 and 1995:

                                                   1997       1996      1995
                                                 ---------  --------  ---------
                                                  (IN THOUSANDS, EXCEPT PER
                                                         SHARE DATA)
      Net loss:
        As reported............................. $(117,784) $(64,922) $(111,567)
        Pro forma...............................  (127,972)  (70,866)  (117,114)
      Net loss per share:
        As reported............................. $   (1.90) $  (1.14) $   (2.50)
        Pro forma...............................     (2.06)    (1.24)     (2.62)

  Under SFAS No. 123, the pro forma compensation expense related to the Company's stock option plans and Stock Purchase Plan, before effects for income taxes, was approximately $17,130,000, $9,940,000 and $9,326,000 in
1997, 1996 and 1995, respectively.

  Excluding stock option plans assumed pursuant to acquisitions, the Company has six stock option plans ("Company Plans"). The Employee Incentive Compensation Plan, 1994 Stock Incentive Plan, 1991 Option Plan and 1989 Option Plan provide for the granting of options to employees and non-employee directors for up to an aggregate of 16,160,000 shares. Under the Chief Executive Option Plan, the Company has authority to grant options for up to 1,600,000 shares to its Chief Executive Officer and President. Under the Directors' Option Plan, the Company may grant options for up to 500,000 shares to non-employee directors.

  In general, the options granted under the Company Plans, excluding the Directors' Option Plan, during 1997, 1996 and 1995 have similar provisions. Under these plans, the Company has granted both non-qualified and incentive stock options. These options have an exercise price equal to the closing market price of the Company's stock on the date of grant, have a legal life of ten years and typically vest in equal annual installments over a four-year period beginning one year from the date of grant. Certain options granted prior to 1995 have a legal life of fifteen years. The specific provisions of any grant are determined by the Compensation Committee of the Board of Directors or another designated committee.

  Under the Directors' Option Plan, only non-qualified options have been granted. These options have an exercise price equal to the closing market price of the Company's stock on the date of grant and have a legal life of ten years. The options granted in 1995 under this plan vested immediately, while those granted in 1996 and 1997 vest annually over a three-year period beginning one year from the date of grant.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  As discussed in Note 2, the Company has assumed various option grants related to certain acquisitions. The assumption of these option grants resulted in the deemed issuance by the Company of options for 67,937, 430,582 and 1,206,566 shares in 1997, 1996 and 1995, respectively. The options assumed reflect outstanding options at the time of acquisition. The provisions of the assumed options are generally the same as those provided for in the original option agreements.

  In 1996, the Company began offering the Stock Purchase Plan to its employees who work more than 20 hours per week. Under this Plan, the Company is authorized to issue up to 5,000,000 shares of Common Stock. Under terms of the Stock Purchase Plan and current policies of the administrative committee, employees may elect each year to withhold between one and 50 percent of their cash compensation through regular payroll deductions to purchase Common Stock, subject to Internal Revenue Service limitations. The purchase price of the stock is 85 percent of the lower of the price at the grant date, which is the beginning of the plan year (March 1 or September 1 for employees with a start date between March 1 and August 31) or the exercise date, which is the end of each plan quarter (February 28, May 31, August 31 and November 30). As of December 31, 1997, approximately 50% of eligible employees were participating in the Stock Purchase Plan. Under the Stock Purchase Plan, the Company sold 882,229 and 197,165 shares to employees in 1997 and 1996, respectively.

  The fair value of stock option grants is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for stock option grants in 1997, 1996 and 1995, respectively: weighted-average option price, which equals the fair market value at date of grant, of $14.61, $12.03 and $16.56; expected dividend yields of 0% for all years; expected volatility of 61%, 55% and 55%; risk-free interest rates of 5.66%, 6.37% and 6.12%; and an expected life of five years for all years. The fair value of the employees' purchase rights pursuant to the Stock Purchase Plan are estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for purchase rights granted in 1997 and 1996, respectively: average fair market value of $13.75 and $10.75; average option price of $11.69 and $9.14; expected dividend yield of 0% for both years; expected volatility of 61% and 51%; average risk-free interest rate of 5.52% and 5.42%; and expected life of three months for both years.

  Stock option plan activity during the years ended December 31, 1997, 1996 and 1995 was as follows:

                                    1997                       1996                       1995
                          -------------------------- -------------------------- -------------------------
                                         WEIGHTED                   WEIGHTED                  WEIGHTED
                                         AVERAGE                    AVERAGE                   AVERAGE
     FIXED OPTIONS          SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE  SHARES    EXERCISE PRICE
     -------------        ----------  -------------- ----------  -------------- ---------  --------------
Outstanding at beginning
 of year................  10,143,622      $12.18      8,404,911      $11.87     6,813,468      $ 9.66
Granted.................   3,590,727       14.61      2,781,172       12.03     2,683,058       16.56
Exercised...............    (938,817)       8.91       (517,219)       4.60      (738,030)       6.27
Canceled................    (933,667)      13.49       (525,242)      13.80      (353,585)      14.02
                          ----------                 ----------                 ---------
Outstanding at end of
 year...................  11,861,865       13.08     10,143,622       12.18     8,404,911       11.87
                          ==========                 ==========                 =========
Options exercisable at
 end of year............   5,797,724                  5,488,725                 5,211,103
                          ==========                 ==========                 =========
Weighted-average grant-
 date fair value of op-
 tions granted during
 the year...............  $     8.35                 $     6.96                 $   11.36

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                         OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
              ------------------------------------------ ------------------------
   RANGE OF               WEIGHTED-AVG.
   EXERCISE   NUMBER OF     REMAINING     WEIGHTED-AVG.  NUMBER OF WEIGHTED-AVG.
    PRICES      SHARES   CONTRACTUAL LIFE EXERCISE PRICE  SHARES   EXERCISE PRICE
   --------   ---------- ---------------- -------------- --------- --------------
   $.0025-
      9.75     1,419,229     3.87 years       $ 3.52     1,330,587     $ 3.39
    10.13-
     12.00     2,062,375     7.00              10.74     1,092,745      10.41
    12.38-
     14.00     4,174,778     7.75              13.08     1,462,639      12.95
    14.06-
     18.13     2,165,479     7.56              15.14     1,030,550      14.99
   $18.25-
     33.73     2,040,004     7.91              19.92       881,203      19.18
              ----------                                 ---------
              11,861,865     7.15              13.08     5,797,724      11.59
              ==========                                 =========

  During 1997, a wholly-owned subsidiary of the Company adopted a fixed stock option plan (the "1997 Option Plan"). The 1997 Option Plan provides for the granting of options to employees for up to an aggregate of 7,500,000 shares of the subsidiary's common stock. Under this plan, the subsidiary has granted non-qualified stock options. These options have an exercise price equal to the fair market value of the subsidiary's stock on the date of grant, have a legal life of ten years and vest on the sixth anniversary of the grant date. Options granted under the 1997 Option Plan are exercisable in shares of the subsidiary's common stock and are not convertible to the Company's Common Stock. During 1997, the subsidiary granted 5,170,000 options at a fair market value of $0.92. For the year ended December 31, 1997, 247,500 options were canceled. The weighted-average grant-date fair value of these options was $0.33 using the Minimum Value option-pricing method and a risk-free interest rate of 5.80%.

10. PREFERRED STOCK

  On December 23, 1997, the Company agreed, pursuant to a stock purchase agreement, to issue to Intel 1,768,421 shares of its Preferred Stock, which had a fair market value of approximately $42,000,000 on the date of subscription, for certain product technologies and other intangible assets. The shares of Preferred Stock were subscribed for as of December 31, 1997 and subsequently issued on January 14, 1998.

  The holders of the Preferred Stock have the option to convert, at any time, each share of Preferred Stock into one share of Common Stock. Each share of Preferred Stock will automatically convert into one share of Common Stock upon the tranfer by any holder of Preferred Stock in a non-permitted transfer. In the event of a liquidation of the Company, the holders of the Preferred Stock are entitled to receive $23.75 per share plus the amount of any declared but unpaid dividends. The conversion and liquidation terms are subject to adjustment based upon subsequent changes in equity interests.

  As of December 31, 1997, the Company had reserved 1,768,421 shares of its authorized Common Stock to be issued upon conversion of the Preferred Stock.

11. INCOME TAXES

  Income (loss) before income taxes for the years ended December 31, 1997, 1996 and 1995 consisted of the following:

                                                   1997       1996      1995
                                                 ---------  --------  ---------
                                                        (IN THOUSANDS)
      U.S....................................... $(113,313) $(68,911) $(137,724)
      Non-U.S...................................    14,250    (5,256)    14,477
                                                 ---------  --------  ---------
          Total................................. $ (99,063) $(74,167) $(123,247)
                                                 =========  ========  =========

                   PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  Income tax expense (benefit) for the years ended December 31, 1997, 1996 and 1995 consisted of the following:

                                                      1997     1996      1995
                                                     -------  -------  --------
                                                          (IN THOUSANDS)
      Current:
        Federal..................................... $   --    $  --   $    315
        State.......................................     241      175       133
        Foreign.....................................   2,309    2,035       740
      Deferred:
        Federal.....................................  22,096   (7,838)   (7,899)
        State.......................................  (3,295)  (3,617)   (4,969)
        Foreign.....................................  (2,630)     --        --
                                                     -------  -------  --------
                                                     $18,721  $(9,245) $(11,680)
                                                     =======  =======  ========

  The reconciliation of income taxes computed using the Federal statutory rate of 35% to the income tax provision is as follows for the years ended December 31, 1997, 1996 and 1995:

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
      Income tax computed at statutory rate...... $(34,672) $(25,959) $(43,137)
      State income tax, net of Federal tax
       benefit...................................   (3,053)   (3,442)   (4,836)
      Research and experimentation credits.......   (3,514)   (1,491)   (1,213)
      Foreign tax credit.........................     (117)      (59)     (239)
      Foreign taxes..............................    1,271       751       240
      Foreign sales corporation..................     (557)   (1,036)     (294)
      Municipal interest.........................      (80)     (289)     (554)
      Stock acquisitions.........................    9,953     6,281    11,450
      Nondeductible merger costs.................      443     1,440     4,625
      Change in valuation allowance..............   45,064    12,608    22,856
      Other......................................    3,983     1,951      (578)
                                                  --------  --------  --------
      Effective tax.............................. $ 18,721  $ (9,245) $(11,680)
                                                  ========  ========  ========

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 1997 and 1996 were as follows:

                                                              1997       1996
                                                            ---------  --------
                                                              (IN THOUSANDS)
      Deferred tax assets:
        Deferred revenue................................... $   6,419  $  1,152
        Allowance for doubtful accounts....................       561       749
        Net operating loss carryforwards...................   118,475    95,190
        Foreign net operating losses.......................     2,630       --
        General business, AMT and state tax credits........    12,907     9,544
        Foreign tax credits................................       952     1,138
        Accrued expenses and reserves......................     9,097       157
        Rent abatement.....................................     2,471     1,957
        Other..............................................     5,856     5,128
                                                            ---------  --------
          Total gross deferred tax assets..................   159,368   115,015
        Less valuation allowance...........................  (105,000)  (59,936)
                                                            ---------  --------
          Net deferred tax assets..........................    54,368    55,079
                                                            ---------  --------
      Deferred tax liabilities:
        Capitalized software, net..........................    36,420    23,908
        Installment sales..................................       819       826
        Acquired technology................................     1,000     3,124
        Unrealized gain on marketable equity securities....    11,161    12,499
                                                            ---------  --------
          Total gross deferred tax liabilities.............    49,400    40,357
                                                            ---------  --------
          Net deferred tax asset........................... $   4,968  $ 14,722
                                                            =========  ========

  The net change in the valuation allowance during 1997, 1996 and 1995 was an increase of $45,064,000, $12,608,000 and $22,856,000, respectively.

  The Company has reduced gross deferred tax assets by a valuation allowance to reflect the estimated amount of deferred tax assets which will, more likely than not, be realized. The net deferred tax asset at December 31, 1997 reflects management's estimate of the amount that will be realized as a result of future profitability. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income are reduced.

  At December 31, 1997, the Company had approximately $294,715,000 of net operating loss carryforwards and $14,000,000 of tax credit carryforwards, which are available to reduce future Federal income taxes, if any, through the year 2012. The Company's ability to utilize the net operating loss carryforwards and available tax credits may be limited due to changes in ownership as a result of business combinations.

12. CONVERTIBLE SUBORDINATED NOTES

  In November 1996, the Company issued $115,000,000 of convertible subordinated notes (the "1996 Notes") due November 15, 2001, bearing interest at 6.75% annually. Interest is payable semi-annually on May 15 and November
15. The holders of the Notes have the option to convert them into shares of Common Stock, at any time prior to maturity, at a conversion price of $13.95 per share. The Notes are redeemable at the option of the Company, in whole or in part, at any time during the twelve-month period commencing November 15,

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

1999 at 102.7% of their principal amount and during the twelve-month period commencing November 15, 2000 at 101.35% of their principal amount. During 1997, $10,000 of the 1996 Notes were converted to Common Stock. As of December 31, 1997, $114,990,000 of the 1996 Notes were outstanding.

  The Company estimated the fair value of the 1996 Notes as of December 31, 1997 at approximately $236,879,000, based upon their trading price on the Nasdaq SmallCap Market on that date.

  In December 1997, the Company issued $150,000,000 of convertible subordinated notes (the "1997 Notes") due December 15, 2002, bearing interest at 6.25% annually. Interest is payable semi-annually on June 15 and December 15, commencing June 15, 1998. The holders of the 1997 Notes have the option to convert them into shares of Common Stock, at any time prior to maturity, at a conversion price of $36.05 per share. The 1997 Notes are redeemable at the option of the Company, in whole or in part, at any time during the twelve-month period commencing December 15, 2000 at 102.5% of their principal amount and during the twelve-month period commencing December 15, 2001 at 101.25% of their principal amount. As of December 31, 1997, $150,000,000 of the 1997 Notes were outstanding.

  The Company estimated the fair value of the 1997 Notes as of December 31, 1997 at approximately $159,375,000, based upon their bid price in the convertible debentures market on that date.

  For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, aggregate annual maturities of the 1996 Notes and the 1997 Notes are $0, $0, $0, $114,990,000 and $150,000,000, respectively.

13. RESTRUCTURING

  In May 1997, the Company executed a restructuring plan to consolidate its sales, marketing, business development and product development operations to achieve cost efficiencies through the elimination of redundant functions. These redundancies resulted primarily from businesses acquired over the last three years. The Company also realigned its business units and inside sales force to redirect focus on its strongest product lines and better integrate the efforts of certain product development teams. As part of the plan, the Company reduced its worldwide work force by approximately 10%, eliminating approximately 400 positions primarily in the areas of product development and support, marketing and inside sales and, to a lesser extent, professional services and administration.

  The Company recorded a restructuring charge of $57,319,000 during the second quarter of 1997 related to the restructuring plan. The restructuring charge included the following expenses: facility-related costs, including a reserve for estimated lease obligations associated with the closing of office facilities; write-offs of excess equipment, furniture and fixtures; write-offs of capitalized software costs and other intangible assets related to the termination of development efforts for certain discontinued products, as well as penalties for the cancellation of distributorship agreements for such products; and severance and other employee-related costs of the terminated staff.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The following table summarizes the Company's restructuring activity for the year ended December 31, 1997:

                                                       INTANGIBLE ASSETS AND  PROPERTY
                               EXCESS   SEVERANCE AND PENALTIES FOR CANCELLED    AND
                             FACILITIES   BENEFITS          AGREEMENTS        EQUIPMENT  TOTAL
                             ---------- ------------- ----------------------- --------- --------
                                                       (IN THOUSANDS)
   1997 restructuring
    charges:
     Cash-related charges..   $24,032      $10,364            $ 3,236          $  --    $ 37,632
     Non-cash charges......       --           --              16,177           3,510     19,687
                              -------      -------            -------          ------   --------
                              $24,032      $10,364            $19,413          $3,510     57,319
                              =======      =======            =======          ======
   Payments made in 1997..............................................................   (15,322)
   Write-offs taken in 1997...........................................................   (19,687)
                                                                                        --------
   Total accrued restructuring costs at December 31, 1997.............................    22,310
   Less current portion...............................................................     6,308
                                                                                        --------
   Long-term accrued restructuring costs .............................................  $ 16,002
                                                                                        ========

14. DERIVATIVE FINANCIAL INSTRUMENTS

  The Company conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Company has established a foreign currency hedging program utilizing forward foreign exchange contracts to reduce certain currency exposures. These contracts hedge exposures associated with nonfunctional currency assets and liabilities denominated in Japanese, Australian, numerous Asian and various European currencies. At the present time, the Company hedges only those currency exposures associated with certain nonfunctional currency assets and liabilities resulting from intercompany balances and does not generally hedge anticipated foreign currency cash flows. The Company does not enter into forward exchange contracts for trading purposes.

  Gains and losses on the foreign currency forward exchange contracts are included in other income and offset foreign exchange gains and losses from the revaluation of intercompany balances denominated in currencies other than the functional currency of the reporting entity. The Company's forward contracts generally have original maturities of one month.

  The table below provides information as of December 31, 1997 about the Company's foreign currency forward exchange contracts, including notional values of outstanding forward contracts purchased and sold and the unrealized gains or losses recorded for each contract.

                                              NOTIONAL  NOTIONAL
                                                VALUE    VALUE      UNREALIZED
                                              PURCHASED   SOLD    GAINS (LOSSES)
                                              --------- --------  --------------
                                                       (IN THOUSANDS)
      European currencies...................   $4,407   $(20,649)     $(173)
      Asian currencies......................      --        (412)         4
      Japanese Yen..........................      --        (972)         4
      Australian Dollar.....................      --        (338)        11
                                                  --
                                               ------   --------      -----
          Total.............................   $4,407   $(22,371)     $(154)
                                               ======   ========      =====

  While the notional or contract amounts of the Company's forward exchange contracts provide one measure of the volume of these transactions, they do not represent the Company's full exposure to credit risk. The Company faces additional risks if the banking counterparties are unable to meet the terms of the agreements.

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

The Company has established policies to minimize such risks and will only execute forward exchange contracts with major financial institutions. The Company has assessed the potential exposure related to default by such institutions to be minimal.

15. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company leases office space and certain computer and telecommunications equipment under long-term lease agreements expiring through the year 2016. Total future minimum lease payments under noncancelable leases are as follows:

                                            AMOUNT
                                        --------------
                                        (IN THOUSANDS)
             1998......................    $ 40,980
             1999......................      33,133
             2000......................      24,727
             2001......................      20,067
             2002 and thereafter.......      35,226
                                           --------
                 Total.................    $154,133
                                           ========

  Future minimum lease payments have not been reduced by minimum sublease rentals of $603,000 due in the future under noncancelable subleases. Total rent expense under all operating leases, net of insignificant sublease rental income, amounted to $32,021,000, $22,510,000 and $15,659,000 in 1997, 1996 and
1995, respectively.

 Litigation

  The Company is subject to certain legal proceedings and claims that have arisen in the ordinary course of business and have not been fully adjudicated. Management currently believes the ultimate outcome of these matters will not have a material adverse effect on the Company's results of operations or financial position.

16. OTHER INCOME, NET

  Other income (expense), net, for the years ended December 31, 1997, 1996 and 1995 is comprised of the following:

                                                       1997     1996     1995
                                                     --------  -------  ------
                                                         (IN THOUSANDS)
      Interest income............................... $  5,365  $ 5,163  $4,637
      Interest expense..............................   (9,130)  (1,825)   (782)
      Foreign exchange gains (losses)...............      469      (35)     64
      Net realized gains on sales of investments....    7,566    1,032     332
      Unrealized gains on marketable equity
       securities...................................   12,581      920     --
      Other.........................................     (122)     (18)   (121)
                                                     --------  -------  ------
                                                     $ 16,729  $ 5,237  $4,130
                                                     ========  =======  ======

17. SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates in one industry segment. The Company markets and services its products in the United States and in foreign countries through its direct sales organization and affiliates (which are non-controlled product representatives).

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES

  The following table presents information about the Company by geographic area for the years ended December 31, 1997, 1996 and 1995. Export sales and certain income and expense items are reported in the geographic area where the final sale is made rather than where the transaction originates.

                                        DOMESTIC    EUROPE    OTHER     TOTAL
                                        ---------  --------  -------  ---------
                                                   (IN THOUSANDS)
      1997
        Revenues....................... $ 444,577  $119,919  $59,007  $ 623,503
        Operating income (loss)........  (122,573)    4,135    2,646   (115,792)
        Identifiable assets............   690,127    89,958   54,092    834,177
      1996
        Revenues....................... $ 326,673  $ 97,708  $43,684  $ 468,065
        Operating loss.................   (74,742)   (1,892)  (2,770)   (79,404)
        Identifiable assets............   498,500    84,201   35,871    618,572
      1995
        Revenues....................... $ 222,568  $ 67,906  $35,937  $ 326,411
        Operating income (loss)........  (137,672)    9,885      410   (127,377)
        Identifiable assets............   365,799    59,465   27,003    452,267

  The revenues and operating income (loss) amounts above exclude the effect of intercompany royalties. The domestic operating losses in 1997, 1996 and 1995 include all merger costs, restructuring costs and acquired in-process technology charges.

  No single customer accounted for 10% or more of total revenues in 1997, 1996 or 1995.

18. SUBSEQUENT EVENTS

  On January 2, 1998, the Company entered into an agreement and plan of merger, pursuant to which the Company has agreed to acquire Learmonth and Burchett Management Systems PLC ("LBMS"), a leading provider of process management solutions. Under the terms of this acquisition, LBMS will become a wholly-owned subsidiary of the Company. The Company has agreed to exchange approximately 2,745,000 shares of Common Stock for all of the outstanding common shares of LBMS and has offered to exchange options to purchase approximately 468,000 shares of Common Stock for the outstanding LBMS options. This acquisition, which is expected to be consummated in the second quarter of 1998, is subject to the sanction of the English High Court, the approval of the shareholders of LBMS and customary legal and regulatory conditions.

  On February 18, 1998, the Company entered into an agreement and plan of merger, pursuant to which the Company has agreed to acquire Mastering, Inc. ("Mastering"), a leading provider of information technology training. Under the terms of this acquisition, Mastering will become a wholly-owned subsidiary of the Company. The Company has agreed to exchange approximately 6,165,000 shares of Common Stock for all of the outstanding common shares of Mastering and to assume stock options which will convert into options to purchase approximately 2,143,000 shares of Common Stock. This acquisition, which is expected to be consummated in the second quarter of 1998, is subject to the filing of a registration statement with the Securities and Exchange Commission, the approval of the stockholders of Mastering and customary legal and regulatory conditions.

  On March 14, 1998, the Company entered into an agreement and plan of merger, pursuant to which the Company has agreed to acquire Logic Works, Inc. ("Logic"), a leading provider of data modeling tools. Under the terms of this acquisition, Logic will become a wholly-owned subsidiary of the Company. The Company has agreed to exchange approximately 7,240,095 shares of Common Stock for all of the outstanding common stock

                  PLATINUM TECHNOLOGY, INC. AND SUBSIDIARIES of Logic and to assume stock options which will convert into options to purchase approximately 1,325,716 shares of Common Stock. This acquisition, which is expected to be consummated in mid-1998, is subject to the filing of a registration statement with the Securities and Exchange Commission, the approval of the stockholders of Logic and customary legal and regulatory conditions.
  The acquisitions of LBMS, Mastering and Logic are expected to be accounted for as poolings of interests. Costs incurred in connection with these transactions will be expensed in the periods in which the acquisitions are consummated.

  The following unaudited pro forma information shows total revenues and net income (loss) of PLATINUM, LBMS, Mastering and Logic during the three years ended December 31, 1997, 1996 and 1995, as if the transactions had been consummated as of the earliest period presented. This summary is provided for informational purposes only. It does not necessarily reflect the actual results that would have occurred had the acquisitions been made as of those dates or of results that may occur in the future.

                                    1997                1996                1995
                             ------------------  ------------------- ------------------
                                         NET                                     NET
                                       INCOME             NET INCOME           INCOME
                             REVENUES  (LOSS)    REVENUES   (LOSS)   REVENUES  (LOSS)
                             -------- ---------  -------- ---------- -------- ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
   PLATINUM................  $623,503 $(117,784) $468,065  $(64,922) $326,411 $(111,567)
   LBMS....................    23,897     4,469    21,861   (16,318)   41,158      (784)
   Mastering...............    40,966     3,606    21,018       520    10,168       518
   Logic...................    50,513     4,605    42,540    (3,062)   30,688     1,407
                             -------- ---------  --------  --------  -------- ---------
       Total...............  $738,879 $(105,104) $553,484  $(83,782) $408,425 $(110,426)
                             ======== =========  ========  ========  ======== =========
       Net loss per share..           $   (1.35)           $  (1.17)          $   (2.04)
                                      =========            ========           =========

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
PLATINUM technology, inc.:

  Under date of February 9, 1998 (except as to Note 18, which is as of March 14, 1998), we reported on the consolidated balance sheets of PLATINUM technology, inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements and our report thereon are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

  In our opinion, based on our audits, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chicago, Illinois
February 9, 1998, except for
 Note 18, which is as of March
 14, 1998

                                  SCHEDULE II

                           PLATINUM TECHNOLOGY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

  ALLOWANCE FOR DOUBTFUL
         ACCOUNTS
FOR TRADE AND INSTALLMENT         BEGINNING   BAD DEBT                 ENDING
       RECEIVABLES                 BALANCE    EXPENSE   WRITE-OFFS    BALANCE
-------------------------         ---------- ---------- -----------  ----------
Year ended December 31, 1997..... $3,714,000 $9,146,000 $(8,753,000) $4,107,000
Year ended December 31, 1996.....  2,809,000    905,000         --    3,714,000
Year ended December 31, 1995.....  1,522,000  1,287,000         --    2,809,000